8/23

05011220

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ventracor Limited

*CURRENT ADDRESS

PROCESSED
SEP 19 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4630 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/15/05

82-4630

AR/S
6-30-05

RECEIVED
2005 AUG 23 P 7:22

RECEIVED
AUG 23 2005

Appendix 4E

Preliminary Final Report

Period ending 30 June 2005

Name of Entity	Ventracor Limited
ABN	46 003 180 372
Financial Year ended	30 June 2005
Previous corresponding period	30 June 2004

Results for announcement to the market

				$A'000
Revenue from ordinary activities	*down*	5%	*to*	2,719,000
Net Loss from ordinary activities after tax attributable to members	*up*	68%	*to*	26,637,000
Net Loss for the period attributable to members	*up*	68%	*to*	26,637,000

Dividend Distributions	*Amount Per Security*	*Franked amount Per Security*
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Previous corresponding period	Nil	Nil
Record date for determining entitlements to the dividends	Not Applicable	

	Current period	Previous corresponding period
Net Tangible Asset backing per ordinary share	19.7 cents	34.3 cents

Commentary on the Results:

Revenue

Total revenue for the year of $2,719,000 (2004: $2,876,000) was principally comprised of interest earned on cash deposits and bank bills. Interest revenues declined as a result of the progressive drawdown of cash reserves required to fund the company's expanding operating activities. These are explained in more detail below.

Explanation of Net loss

The net loss for the year of $26,637,000 (2004: $15,899,000) reflects the significant strides made by the company during the period towards commercializing the VentrAssist™ heart device. It also reflects the substantial build up of finished goods, work in progress and raw materials to sustain the clinical trials (for details in relation to the accounting treatment of inventory, refer to paragraph (iii) below). The company is establishing the foundations to become a commercially viable manufacturer of a Class III active implantable medical device and has allocated additional financial resources across all of its operational departments. The following represents a summary of the company's key operational activities during the financial year. These activities are an essential part of Ventracor's ambitions to bring the VentrAssist™ left ventricular assist system (LVAS) to market in a timely manner.

i) Research and development ("R&D")
Expenditure for the year increased from $4,782,000 in the previous corresponding period to $5,820,000 in the financial year ended 30 June 2005.

Resources were devoted to supporting the regulatory and clinical departments in the preparation and successful submission of the company's investigational device exemption (IDE) to the US Food and Drug Administration (FDA) in December 2004. The current clinical trial phase has also required the department to allocate additional resources towards the analysis of explanted pumps returned from the field. Ventracor has responded to clinical and marketing feedback, with design refinements to the VentrAssist™ and the company continues to work towards the specification and design of the ultimate destination therapy product.

In line with the company's accounting policy, all research and development expenditure is expensed in the year in which it is incurred.

ii) Manufacturing engineering
Expenditure for the year increased from $865,000 in the previous corresponding period to $2,492,000 in the financial year ended 30 June 2005.

A significant amount of work was undertaken (both in testing and validation) during the year in support of:

- bringing in-house a number of critical and currently outsourced production processes;
- the optimisation of processes to increase production yield and output; and
- the validation of pre-existing internal processes to comply with regulatory requirements and to provide confidence in process outputs.

Bringing in-house key processes such as sterilisation, laser welding and diamond coating is expected to deliver improved quality control and result in both a reduction in the time to manufacture and unit costs.

iii) Production and quality assurance (QA)
Expenditure for the year increased from $5,553,000 in the previous corresponding period to $11,309,000 in the financial year ended 30 June 2005.

The increase in expenditure was resulted in the successful commissioning of five new computer-controlled mills at the company's production facility in Sydney, including the acquisition of relevant intellectual property, at an operating cost of over $1,100,000. The hi-tech facility ensures that manufacturing capacity will meet the demand for implantable systems required for European and US trials and beyond. The company's production capability was proven with a record number of fully implantable systems being produced during the year. The increase in production resulted in additional expenditure during the year on raw materials, work in progress and finished goods in anticipation of prospective clinical trial and ongoing research requirements. In this regard, a total of $6,200,000 was spent on inventory during the year. Notwithstanding the future benefit which will accrue from this expenditure, Ventracor's current clinical trial phase has necessitated that these costs be written off to profit and loss (rather than be capitalised) in accordance with Australian Generally Accepted Accounting Principles.

The increased level of production activity and the development of an in-house manufacturing capability has been supported through the establishment of a world class quality system

iv) Regulatory & clinical affairs, and marketing & clinical support
Expenditure for the year increased from $2,979,000 in the previous corresponding period to $4,947,000 in the financial year ended 30 June 2005.

During the year, patient enrolment was successfully completed in respect to the Pilot Trial at the Alfred Hospital. The aim of the Pilot Trial was to evaluate the safety of the VentrAssist ™ device in patients who were gravely ill from heart failure, were no longer responding to optimal medical therapy and for whom there were no other options available. This trial was concluded in September 2004 with a total of nine patients being implanted.

A significant step forward was taken with the commencement of patient enrolment in September 2004 of the global CE mark trial. The office of Ventracor (UK) Limited was opened during the year to drive European distribution and to play an important support role for European hospitals trialling the VentrAssist™. Training of all Australian, New Zealand and UK centres was completed, as was training of Norwegian staff from the Rikshospitalet University Hospital, which together with the Papworth Hospital in the UK are among two of the largest transplant centres in Europe. On 24 May 2005, the first European implant was completed at Papworth Hospital.

Work continued towards expanding the number of European hospitals participating in the trial in order to speed the acquisition of data to support Ventracor's application to carry the CE marking symbol. This trial is aimed at gaining approval for sales of the VentrAssist ™ in the major market of Europe. As at the date of this report, more than twenty two implants have been performed in total as part of the CE trial at four Australian hospitals, the Papworth Hospital in Cambridge, and in Auckland.

In February, the company appointed a US-based Chief Operating Officer, Mr. Peter Crosby, to lead the strategic marketing, sales and distribution in all of the company's major global markets. Mr. Crosby has more than 20 years experience in the global commercialisation of cardiac medical devices.

Following the submission of the company's Investigational Device Exemption (IDE) application in December 2004, the US Food and Drug Administration (FDA) granted conditional approval to begin a US feasibility study at five US transplant centres involving 10 bridge-to-transplant patients. A substantial amount of work was undertaken prior to the start of the US feasibility study. This included:

- building the foundations for a strong US infrastructure including the identification of appropriately experienced senior staff;
- the selection of the five American heart transplant centres to take part in the feasibility stage of the US clinical trial;
- the development of education and training programmes;
- the establishment of data gathering protocols; and
- on 18 July 2005, Ventracor's first US feasibility trial implant in an American patient.

The feasibility study will allow the company to acquire initial safety data for the US market, refine its US trial protocol and assist in the training of US-based medical investigators. Approval to begin a wider bridge to transplant (BTT) trial at transplant centres in the US is conditional on completion of the feasibility study.

The company has grown its clinical experience outside of Australia and is now recruiting and implanting in five countries across three continents.

v) Management & administration
Expenditure for the year increased from $4,596,000 in the previous corresponding period to $4,788,000 in the financial year ended 30 June 2005.

During the financial year, the focus of expenditure was as follows:

- Premises – increased in-line with the expansion in the size of the company's production and quality assurance activities. The process of internalising many currently outsourced manufacturing activities has created the need for additional space at the Sydney facility. Ventracor commissioned a new 260sqm clean room during the year – this will provide engineers and technicians with a bio-controlled environment to produce a device to the highest international standards.

- Intellectual Property – Ventracor continued to reinforce and expand its strong intellectual property position. On 18 March 2005, the company announced the granting of a significant new patent by the US Patent and Trademark Office for the sophisticated system behind the intuitive electronic controls of the VentrAssist™ artificial heart. During the year, the company initiated legal action against the US based Heartware Inc. for patent infringement. Ventracor will continue to vigorously defend its US patent position.

As a result of the activities outlined above, total expenditure for the year increased from $18,775,000 in the previous corresponding period to $29,356,000 in the financial year ended 30 June 2005.

Capital expenditure
The Company continued its capital works programmes which had commenced in the prior financial year, consistent with the objective of bringing all critical manufacturing operations and processes in-house. Property, plant and equipment increased from $4,367,000 to $7,576,000 and included asset acquisitions totalling $4,759,000. A summary of the key capital expenditures during the year are:

- Commissioning of a computer controlled precision milling facility
- Commissioning of a 260sqm clean room
- Commissioning of a sterilisation chamber and room
- Progress payments in respect of a carbon coating chamber
- Progress payments in respect of laser welding equipment

Cash
As at 30 June 2005, the Company had cash reserves of $32,947,000 (2004: $60,794,000).

Please refer to the attached Financial Report for further details, which includes the impacts of adopting Australian equivalents to IFRS at note 28. The financial report is based on accounts which have been audited.

Jane Wilder
Company Secretary
16 August 2005

Ventracor Limited

ABN: 46 003 180 372

Financial Report
30 June 2005

This financial report covers both Ventracor Limited as an individual entity (Parent Entity) and the Consolidated Entity consisting of Ventracor Limited and its controlled entities.

Ventracor Limited is a public company limited by shares, incorporated and domiciled in Australia.

The registered office is: C/o Clayton Utz 215 Adelaide Street Brisbane QLD 4215	The principal place of business is: 126 Greville Street Chatswood NSW 2067

A description of the nature of the consolidated entity's operations and its principal activities is included in the directors' report.

Contents of Financial Report

Through the use of the internet, the Company has ensured that its corporate reporting is timely, complete and available globally at minimum cost to the Company. All Australian Stock Exchange announcements, press releases, financial reports, corporate governance policies, Board charters and other information are available on its website **www.ventracor.com**.

For queries in relation to the Company's reporting please call +61-2-9406 3100 or email finance@ventracor.com.

Your directors present their report on the consolidated entity consisting of Ventracor Limited and the entities it controlled at the end of, or during, the year ended 30 June 2005. Ventracor Limited and its controlled entities together are referred hereafter in the Directors' Report as "Ventracor" or the "Company"

1. DIRECTORS

The following persons were directors of Ventracor Limited during the whole of the financial year and up to the date of this report:

John Massey
Elizabeth Nosworthy
Colin Sutton
John Ward
Katherine Woodthorpe

Ross Harricks was appointed a director on 12 November 2004 and continues in office at the date of this report.

2. PRINCIPAL ACTIVITIES

The principal activities of the Company are the research, development, manufacture and commercialisation of a Left Ventricular Assist System (LVAS) and other related technologies.

3. DIVIDENDS

No dividends were paid or declared during the financial year and no dividend is recommended in respect of this financial year.

4. REVIEW OF OPERATIONS AND RESULTS

a) Statement of Financial performance

Total revenue for the year of $2,719,000 (2004: $2,876,000) was principally comprised of interest earned on cash deposits and bank bills. Interest revenues declined as a result of the progressive drawdown of cash reserves required to fund the company's expanding operating activities. These are explained in more detail below.

The net loss for the year of $26,637,000 (2004: $15,899,000) reflects the significant strides made by the company during the period towards commercializing the VentrAssist™ heart device. It also reflects the substantial build up of finished goods, work in progress and raw materials to sustain the clinical trials (for details in relation to the accounting treatment of inventory, refer to paragraph (iii) below). The company is establishing the foundations to become a commercially viable manufacturer of a Class III active implantable medical device and has allocated additional financial resources across all of its operational departments. The following represents a summary of the company's key operational activities during the financial year. These activities are an essential part of Ventracor's ambitions to bring the VentrAssist™ left ventricular assist system (LVAS) to market in a timely manner.

i) Research and development ("R&D")
Resources were devoted to supporting the regulatory and clinical departments in the preparation and successful submission of the company's investigational device exemption (IDE) to the US Food and Drug Administration (FDA) in December 2004. The current clinical trial phase has also required the department to allocate additional resources towards the analysis of explanted pumps returned from the field. Ventracor has responded to clinical and marketing feedback, with design refinements to the VentrAssist™ and the company continues to work towards the specification and design of the ultimate destination therapy product.

In line with the company's accounting policy, all research and development expenditure is expensed in the year in which it is incurred. The total amount expensed during the financial year was $5,820,000 (2004: $4,782,000).

ii) Manufacturing engineering
A significant amount of work was undertaken (both in testing and validation) during the year in support of:

- the internalisation of a number of critical and currently outsourced production processes;
- the optimisation of processes to increase production yield and output; and
- the validation of pre-existing internal processes to comply with regulatory requirements and to provide confidence in process outputs.

Bringing in-house key processes such as sterilisation, laser welding and diamond coating is expected to deliver improved quality control and result in both a reduction in the time to manufacture and unit costs.

iii) Production and quality assurance (QA)
The increase in expenditure resulted in the successful commissioning of five new computer-controlled mills at the company's production facility in Sydney, including the acquisition of relevant intellectual property, at an operating cost of over $1,100,000. The hi-tech facility ensures that manufacturing capacity will meet the demand for implantable systems required for European and US trials and beyond. The company's production capability was proven with a record number of fully implantable systems being produced during the year. The increase in production resulted in additional expenditure during the year on raw materials, work in progress and finished goods in anticipation of prospective clinical trial and ongoing research requirements. In this regard, a total of $6,200,000 was spent on inventory during the year. Notwithstanding the future benefit which will accrue from this expenditure, Ventracor's current clinical trial phase has necessitated that these costs be written off to profit and loss (rather than be capitalised) in accordance with Australian Generally Accepted Accounting Principles.

The increased level of production activity and the development of an in-house manufacturing capability has been supported through the establishment of a world class quality system.

iv) Regulatory & clinical affairs, and marketing & clinical support
During the year, patient enrolment was successfully completed in respect to the Pilot Trial at the Alfred Hospital. The aim of the Pilot Trial was to evaluate the safety of the VentrAssist ™ device in patients who were gravely ill from heart failure, were no longer responding to optimal medical therapy and for whom there were no other options available. This trial was concluded in September 2004 with a total of nine patients being implanted.

A significant step forward was taken with the commencement of patient enrolment in September 2004 of the global CE mark trial. The office of Ventracor (UK) Limited was opened during the year to drive European distribution and to play an important support role for European hospitals trialling the VentrAssist™. Training of all Australian, New Zealand and UK centres was completed, as was training of Norwegian staff from the Rikshospitalet University Hospital, which together with the Papworth Hospital in the UK are among two of the largest transplant centres in Europe. On 24 May 2005, the first European implant was completed at Papworth Hospital.

Work continued towards expanding the number of European hospitals participating in the trial to speed the acquisition of data to support Ventracor's application to carry the CE marking symbol. This trial is aimed at gaining approval for sales of the VentrAssist ™ in the major market of Europe. As at the date of this report, more than twenty two implants have been performed in total as part of the CE trial at four Australian hospitals, the Papworth Hospital in Cambridge, and in Auckland.

In February, the company appointed a US-based Chief Operating Officer, Mr. Peter Crosby, to lead the strategic marketing, sales and distribution in all of the company's major global markets. Mr. Crosby has more than 20 years experience in the global commercialisation of cardiac medical devices.

Following the submission of the company's Investigational Device Exemption (IDE) application in December 2004, the US Food and Drug Administration (FDA) granted conditional approval to begin a US feasibility study at five US transplant centres involving 10 bridge-to-transplant patients. A substantial amount of work was undertaken prior to the start of the US feasibility study. This included:

- building the foundations for a strong US infrastructure including the identification of appropriately experienced senior staff;
- the selection of the five American heart transplant centres to take part in the feasibility stage of the US clinical trial;
- the development of education and training programmes;
- the establishment of data gathering protocols; and
- on 18 July 2005, Ventracor's first US feasibility trial implant in an American patient.

The feasibility study will allow the company to acquire initial safety data for the US market, refine its US trial protocol and assist in the training of US-based medical investigators. Approval to begin a wider bridge to transplant (BTT) trial at transplant centres in the US is conditional on completion of the feasibility study.

The company has grown its clinical experience outside of Australia and is now recruiting and implanting in five countries across three continents.

v) Management & administration
During the financial year, the focus of expenditure was as follows:

- Premises – increased in-line with the expansion in the size of the company's production and quality assurance activities. The process of bringing in-house many currently outsourced manufacturing activities has created the need for additional space at the Sydney facility. Ventracor commissioned a new 260sqm clean room during the year – this will provide engineers and technicians with a bio-controlled environment to produce a device to the highest international standards.

- Intellectual Property – Ventracor continued to reinforce and expand its strong intellectual property position. On 18 March 2005, the company announced the granting of a significant new patent by the US Patent and Trademark Office for the sophisticated system behind the intuitive electronic controls of the VentrAssist™ artificial heart. During the year, the company initiated legal action against the US based Heartware Inc. for patent infringement. Ventracor will continue to vigorously defend its US patent position.

As a result of the activities outlined above, total expenditure for the year increased from $18,775,000 in the prior financial year to $29,356,000 in the current financial year.

b) Statement of Financial position

Significant changes to the statement of financial position are:

i) Cash Assets
As at 30 June 2005, the Company had cash reserves of $32,947,000 (2004: $60,794,000). The directors regularly monitor the company's cash position and on an on-going basis consider a number of strategic and operational plans and initiatives to ensure that adequate funding continues to be available for the company to meet its business objectives.

ii) Property, plant and equipment
The Company continued its capital works programmes which had commenced in the prior financial year. This is consistent with the objective of bringing all critical manufacturing operations and processes in-house. Property, plant and equipment increased from $4,367,000 to $7,576,000 and included asset acquisitions totalling $4,759,000. A summary of the key capital expenditures during the year are:

- Commissioning of a computer controlled precision milling facility
- Commissioning of a 260sqm clean room
- Commissioning of a sterilisation chamber and room
- Progress payments in respect of a carbon coating chamber
- Progress payments in respect of laser welding equipment

iii) Contributed Equity
During the financial year, the company issued 1,532,500 fully paid ordinary shares at between $0.77 and $1.05 each on the exercise of options granted under approved option plans. Net cash received from the increase in contributed equity is being used to fund the commercialisation of VentrAssist™.

c) Statement of cash flows
The consolidated net cash outflow from operating activities increased from $14,900,000 to $24,514,000 reflecting the increase in the net loss for the year. Explanations for this increase are provided at paragraphs (a)(i)–(v) above.

The consolidated net cash outflow from investing activities totalled $4,758,000 (2004: $3,234,000). Details of this expenditure are provided at paragraph (b) (ii) above.

Cash inflows from financial activities totalled $1,425,000 (2004: $66,316,000). The prior financial year included the receipt of net proceeds totalling $67,936,000 from a share placement and rights issue. Further details are provided at Note 14 to the accounts.

5. EARNINGS PER SHARE

	2005 Cents	2004 Cents
Basic earnings per share (loss)	(13.7)	(8.6)
Diluted earnings per share (loss)	(13.7)	(8.6)

6. SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Apart from the matters identified in the review of operations and results, there were no further significant changes in the state of affairs of the Company during the financial year.

7. MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

On 2 August 2005, Heartware Ltd ("Heartware") announced that it had filed counterclaims to the patent infringement action brought against it by VentrAssist Pty Limited and the University of Technology, Sydney. The counterclaims include seeking damages and costs. Ventracor's position was endorsed by a U.S Court which has refused to dismiss the patent infringement claims. Based on the consolidated entity's best available legal advice, it is not considered possible to reliably estimate the outcome of the ongoing dispute with Heartware and therefore it is not possible to determine the likely financial impact of the litigation. Accordingly, no provision for any liability which may arise from the Heartware dispute has been made in the financial statements.

No other matter or circumstance has arisen since 30 June 2005 that has significantly affected or may significantly affect:

a) Ventracor's operations in future financial years, or
b) the results of those operations in future financial years, or
c) Ventracor's state of affairs in future financial years.

8. LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Information on likely developments in Ventracor's operations and expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the Company.

9. ENVIRONMENTAL REGULATION

Ventracor's operations are not subject to any significant environmental regulation under either Commonwealth or State legislation. The Board, however, believes that adequate systems are in place to manage the Company's obligations and is not aware of any breach of environmental requirements as they relate to the Company.

10. INFORMATION ON CURRENT DIRECTORS

Director	Experience	Particulars of directors' interests in shares and options of Ventracor Limited Shares	Options
Chairman			
John Massey BCom CPA FAICD FAIM	Independent non-executive Chairman since July 1998, Chairman of the Remuneration and Nomination Committees and member of the Audit Risk and Compliance Committee. John became a full-time Company director in December 1997, and brings to the Board his extensive and broadly based commercial experience, leadership and strategic development skills developed over many years as a Chairman, Director and CEO spanning many industries. His directorships over the past three years are Chairman of AV Syntec, Cardno Ltd and Symbiosis Group Ltd and a Director of Dairy Australia. Voxson Ltd, NSC Ltd, and KR Castlemaine Foods Group. He is also a National Director of the Australian Institute of Company Directors. His previous appointments include being the Chief Executive Officer of Grainco, QDL Pharmaceuticals and Thomas Cook and directorships which include The Kerwee Pastoral Group, Globex, Day Dawn. Age 59.	707,500	500,000
Non-executive directors			
Ross Harricks BSc BMech Eng MBA (INSEAD)	Ross was appointed a non-executive director of the company on 12 November 2004 and is a member of the Nomination Committee. He has extensive international medical device experience. He is founder and CEO of AtCor Medical Pty Ltd, an Australian Cardiovascular medical device company active in the USA and Europe. Ross was a director of Resmed for five years until 1995. Prior to this, he was Group Marketing Executive with the Nucleus Group responsible for international markets and based in the USA from 1985. Age 61.	-	-

Elizabeth Nosworthy AO BA LLB LLM FAICD	Independent non-executive director since July 2002 and member of the Audit Risk and Compliance Committee and Nomination Committee. Elizabeth is a lawyer and a former partner of national legal firm Freehills. She had more than 20 years experience as a commercial lawyer before she left the law in 1995 to follow a career as a full time non-executive director. Elizabeth currently holds held a number of directorships of both public and private sector organisations. These include Deputy Chairman of Babcock and Brown Ltd and Chairman of Commander Communications Ltd and Stanwell Corporation Limited. She is also a director of GPT Group and PF Ltd, a Council Member of the National Gallery of Australia and an Adjunct Professor of Law at the University of Queensland. She is a Board member of Endeavour and for Development Co-Operation Ltd. Other directorships during the past three years are: Prime Infrastructure Management Ltd, Queensland Treasury Corporation Ltd and David Jones Ltd. Her previous appointments include directorships of Telstra Corp Ltd, Australian National Industries Ltd, Queensland Treasury Corporation, Port of Brisbane Corporation, Australia TradeCoast and Brisbane Airport Corporation Limited. She is an ex-chairman of the Qld Biotechnology Advisory Council and was a member of the National Competition Council for five years. Elizabeth is a Fellow of the Australian Institute of Company Directors and the winner of the AICD (Qld Division) 2001 Gold Medal Award for an Outstanding Director. Age 59.	110,000	-
John Ward BSc FAICD FAIM FAMI FCILT	Independent non-executive director since August 2001 and Chairman of the Audit Risk and Compliance Committee and member of the Nomination Committee. John is a professional Company director and management consultant. He was formerly Managing Director and Chief Executive of Qantas Airways Limited. This culminated a 25 year career with the airline in a variety of corporate and line management roles covering Australia, Asia, Europe and North America. Subsequent to that, he spent seven years at News Corporation where his focus was primarily on the development and commercialisation of convergence opportunities in media, technology and communications He is an Honorary Life Governor of the Research Foundation of Information Technology and his directorships over the past three years are: Chairman of Transonic Travel Limited and Wolseley Partners Pty Ltd, a Director of Adelaide Airport Limited, Brisbane Airport Corporation Limited and Tourism NSW. Age 59	43,916	300,000
Katherine Woodthorpe PhD BSc FAICD	Independent non-executive director since June 1998 and member of the Remuneration Committee and Nomination Committee. Katherine is an independent consultant assisting research institutions and technology companies with their commercialisation strategies. Her directorships over the past three years are: Insearch Limited, Sustainable Tourism Holdings, The Warren Centre and Chairman of Cooperative Research Centre for Antarctic Climate and Ecosystems. She is a member of Council of University of Technology, Sydney and Director of Environmental Biotechnology CRC Ltd.	275,000	300,000

Her previous roles include CEO of the Technology Industries Exporters Group, Deputy Chairman of the Australian Business Foundation and Director of Agenix Limited and Australian Cancer Technologies Limited. Age 49

Executive Director – Managing Director and CEO

Colin Sutton PhD	Appointed Managing Director and Chief Executive Officer in November 2003 and a member of the Nomination Committee.	50,000	-

Colin Sutton was Chief Executive Officer, Sirtex Limited from 2000 to 2003 where he was responsible for the commercialisation of a new a liver cancer therapy. This included undertaking an initial public offering, clinical trials and establishing markets in the USA, Europe and Asia.

Prior to this he was Director Asia Pacific for Air-Shields Inc, a Philadelphia based manufacturer of neonatal equipment, where he was responsible for sales in the region. Before joining Air-Shields he had an 18 year career with Telectronics Limited, a manufacturer of implantable pacemakers, defibrillators and other medical devices. Commencing in 1975 as International Marketing Executive, he later held various Chief Executive positions in North America, Asia Pacific and Europe covering marketing, research & development, manufacturing and clinical affairs. Colin was appointed to the board of various companies within the Telectronics Group and was a member of the Executive Committee.

Colin holds a PhD from the School of Chemical Engineering, University of New South Wales and is a Fellow of the Australian Institute of Directors and Life Member of the University NSW Sports Association.

He is a non-executive director of UNSW Foundation, former Chairman of Polartechnics Limited and has served on various other public company boards over the past three years including Gradipore Ltd and Sirtex Medical Ltd. Age 63.

11. COMPANY SECRETARY

The position of Company secretary is held jointly by Ms Jane Wilder LLB BA and Ms Bernadette Kerrigan Grad.Dip.AppCorpGov, ACIS.

Ms Wilder was appointed Company Secretary/Legal Counsel in July 2005. Prior to joining the Company, Jane was Company Secretary and Corporate Solicitor for Tempo Services Ltd until its takeover and delisting. Prior to her role at Tempo she was a senior corporate solicitor at Sydney Airport Corporation Ltd after having spent five years as a senior lawyer with Allens Arthur Robinson Melbourne.

Ms Kerrigan was appointed Company Secretary/Legal Counsel in May 2003 and became joint Company Secretary in July 2005 when her responsibilities were refocused to provide close support to the quality, regulatory and clinical affairs teams, Prior to joining the Company, Bernadette spent some 12 years with the Nucleus Group of Companies as Company Secretary/Legal Counsel and prior to that some 8 years in the mining industry as Legal Officer then as Company Secretary/Legal Counsel after commencing her career as a lawyer with Freehill, Hollingdale and Page in Sydney.

12. MEETINGS OF DIRECTORS

The numbers of meetings of the Company's directors (including meetings of committees of directors) held during the year ended 30 June 2005 and the numbers of meetings attended by each director were:

Director	Directors' Meetings		Committee Meetings					
			Audit Risk and Compliance		Nomination		Remuneration	
	A	B	A	B	A	B	A	B
John Massey	10	10	4	4	-	-	2	2
Ross Harricks	6	5	*	*	-	-	*	*
Elizabeth Nosworthy	10	9	4	3	-	-	*	*
Colin Sutton	10	10	*	*	-	-	*	*
John Ward	10	10	4	4	-	-	*	*
Katherine Woodthorpe	10	10	*	*	-	-	2	2

A – Number of meetings held during time the director held office or was a member of the committee during the year
B – Number of meetings attended
* – Not a member of the specified Committee

13. REMUNERATION REPORT

The Remuneration report is set out under the following main headings:

A. Principles used to determine the nature and amount of remuneration
B. Details of remuneration
C. Service Agreements
D. Share-based compensation

A. Principles used to determine the nature and amount of remuneration

The objective of the Company's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness
- acceptability to shareholders
- alignment/linkage of performance to executive compensation
- transparency

The Company has structured an executive remuneration framework that is market competitive and complimentary to the reward strategy of the organisation.

The Company's remuneration framework is aligned to shareholders' interests as it has growth in shareholder wealth as a core component of its design and serves to attract and retain high calibre executives.

The framework is also aligned to program participants' interests as it rewards capability and experience, reflects competitive reward for contribution to growth in shareholder wealth, provides a clear structure for earning rewards and recognises contribution.

The framework provides a mix of fixed and variable pay, and performance incentive rewards.

The overall level of executive reward takes into account the consolidated entity's performance over a number of years and includes both short term and long term incentives as discussed in detail below. Over the past 5 years, the consolidated entity has been in developmental and clinical phases in terms of its major product, VentrAssist™. Accordingly, the consolidated entity has not been profitable during the past 5 years. However, as a result of the significant progress which has been made in developing the VentrAssist™ product, and in bringing it to the current clinical trial phase, shareholder wealth (measured as the change in the price at which shares in the company have been traded) has grown at an average rate of 10% per annum. During the same period, average executive remuneration has grown by approximately 16% per annum. The average executive remuneration of the consolidated entity is inclusive of long term/non-cash incentives, being the assessed fair value of recent conditional entitlements and past option grants. Average executive remuneration exclusive of long term/non-cash incentives has grown by approximately 7% per annum during the past 5 years.

Non-executive directors' fees

Non-executive directors' fees are approved by the Board within the aggregate previously approved by shareholders in general meeting. The Remuneration Committee takes into account the level and structure of fees being paid by peer group companies as well as recognising the evolving needs of the Company. In making its recommendation to the Board, the Remuneration Committee usually seeks independent advice to ensure market relativity. The

Chairman's fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. The Chairman is not present during discussions relating to the determination of his remuneration.

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors.

The current base remuneration was last reviewed with effect from 1 April 2004. Directors' remuneration is inclusive of committee fees. Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. This maximum currently stands at $450,000.

Retirement allowances for non-executive directors
The Company does not provide retirement allowances for non-executive directors.

Executive pay
The executive pay and reward framework currently has three components:

- base pay and benefits, including superannuation
- short-term performance incentives (bonuses); and
- long-term incentives through participation in the Ventracor Executive Share Plan.

The combination of these comprises the executive's total remuneration.

Base pay
Structured as a total employment cost package which may be delivered as a mix of cash and prescribed non-financial benefits at the executives' discretion.

Executives are offered a competitive base pay which comprises a fixed component of pay and performance incentive rewards. The base pay for executives is reviewed annually to ensure competitiveness with the market. An executive's pay is also reviewed on promotion.

There are no guaranteed base pay increases fixed in any executive contracts.

Benefits
Executives receive subsidised participation in the Company's group salary continuance scheme. These contributions are excluded from the remuneration disclosures in section B below as the premium paid is not specified in respect of the individual participants within the plan.

Retirement benefits
Retirement benefits are delivered under the Ventracor Employee Superannuation Plan, an independently managed fund, or under any compliant fund of the executives' choice. Minimum contributions are based on employer contributions established under the Superannuation Guarantee Scheme.

Short-term incentives (STI)
"At risk" cash incentives (bonuses) of up to 10% of total remuneration per annum are payable to executives based on the attainment of agreed half-yearly corporate, departmental and individual milestones. Milestones are established to ensure that value is created for shareholders consistent with the business plan.

The bonus incentive plan applicable to the US-based Chief Operating Officer provides for an annual bonus of up to 50% of total remuneration and is based on milestones as indicated above.

Details of the bonus incentive plan applicable to the Managing Director and Chief Executive Officer are disclosed in section C of this report.

Ventracor Share & Option Plans
Information on shareholder approved share and option plans is set out in section D below. The company has suspended the issue of further options for the time being.

B. Details of remuneration

Details of the remuneration of each director of Ventracor Limited and each of the 5 officers of the Company and the consolidated entity receiving the highest emoluments for the year ended 30 June 2005 are set out in the following tables. As indicated above, cash bonuses are dependent upon the attainment of agreed half-yearly corporate, departmental and individual milestones. Details including performance conditions attaching to conditional share entitlements are provided in section D of this report. Options issued in the past under currently suspended plans are not subject to any performance conditions.

Directors of Ventracor Limited:

2005	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Value of Conditional entitlements[1] $	Options[2] $	Total $
Executive director							
Colin Sutton – *Managing director*	412,843	99,000	-	37,156	287,686	-	836,685
Non-executive directors							
John Massey - *Chairman*	95,000	-	-	8,550	-	9,004	112,554
John Ward	55,000	-	-	4,950	-	5,402	65,352
Katherine Woodthorpe	50,000	-	-	4,500	-	5,402	59,902
Elizabeth Nosworthy	50,000	-	-	4,500	-	-	54,500
Ross Harricks [3]	31,250	-	-	2,813	-	-	34,063
Total	**694,093**	**99,000**	**-**	**62,469**	**287,686**	**19,808**	**1,163,056**

Other executives of Ventracor Limited:

2005	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Value of Conditional entitlements[1] $	Options[2] $	Total $
John Woodard – *Chief Scientific Officer*	262,518	29,206	-	59,962	154,442	9,004	515,132
Peter Ayre - *Advanced Product Development Manager*	140,614	15,675	14,000	14,583	79,290	9,004	273,166
John Begg – *European Manager*	145,735	16,063	-	14,096	78,419	9,004	263,317
Bernadette Kerrigan – *Legal Counsel and Company Secretary*	153,000	14,840	-	14,355	80,161	-	262,356
Vanio Calgaro – *Financial Controller*	137,615	13,088	-	12,888	72,102	-	235,693
Total	**839,482**	**88,872**	**14,000**	**115,884**	**464,414**	**27,012**	**1,549,664**

Other executives of the consolidated entity:

2005	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Value of Conditional entitlements[1] $	Options[2] $	Total $
John Woodard – *Chief Scientific Officer*	262,518	29,206	-	59,962	154,442	9,004	515,132
Peter Crosby - *Chief Operating Officer* [4]	159,137	79,570	1,404	21,484	-	-	261,595
Peter Ayre - *Advanced Product Development Manager*	140,614	15,675	14,000	14,583	79,290	9,004	273,166
John Begg – *European Manager*	145,735	16,063	-	14,096	78,419	9,004	263,317
Bernadette Kerrigan – *Legal Counsel and Company Secretary*	153,000	14,840	-	14,355	80,161	-	262,356
Total	**861,004**	**155,354**	**15,404**	**124,480**	**392,312**	**27,012**	**1,575,566**

[1] The value ascribed to the current financial period in respect of this long-term incentive (conditional entitlements to unquoted shares granted pursuant to the Ventracor Executive Share Plan), has been determined in accordance with AASB 1046 by reference to the market price at grant date.
[2] Details in relation to the assessed fair value of options are provided in section D of this report.
[3] Ross Harricks was appointed a director on 12 November 2004.
[4] Peter Crosby was appointed Chief Operating Officer of Ventracor Inc. on 24 January 2005.

Conditional entitlements granted to the five highest paid executive officers

During the financial year, the company granted conditional entitlements over unquoted ordinary shares to the following five most highly remunerated officers of Ventracor Limited as part of their remuneration. These entitlements were granted pursuant to the Ventracor Executive Share Plan in respect of the performance period from 1 July 2004 to 30 June 2009. The Executive Share Plan is discussed in detail in section D below.

Cash bonuses and options

For each cash bonus included in the above tables, the percentage of the available bonus or grant that was paid or that vested in the financial year and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below. No part of the bonuses, grants of options, or grants of conditional entitlements are payable in future years.

	Cash bonus		Conditional entitlements		Options	
Names	Paid %	Forfeited %	Vested %	Forfeited %	Vested %	Forfeited %
Colin Sutton	82	18	-	16	-	-
John Woodard	91	9	-	-	-	-
Peter Ayre	95	5	-	-	-	-
John Begg	92	8	-	-	-	-
Bernadette Kerrigan	89	11	-	-	-	-
Vanio Calgaro	87	13	-	-	-	-

C. Service agreements

Remuneration and other terms of employment for the Managing Director are formalised in a service agreement. In addition to a total fixed remuneration package, it provides for a performance-related cash bonus, the reimbursement of properly incurred business expenditure, and participation in the Executive Share Plan.

Formalised service agreements have not been entered into with specified executives apart from John Woodard and Peter Crosby, as detailed below. All executives have entered into a Deed of Agreement (addressing issues of confidentiality and restraint of trade) in consideration of their ongoing employment, including participation in STI's and LTI's (as outlined above). Furthermore, all company officers, including executives, enter into a Deed of Indemnity in which the Company agrees to insure the officer against certain risks and to indemnify the officer in respect of certain liabilities incurred while acting as an officer of the Company.

Major provisions of the agreements with specified executives relating to the remuneration are set out below.

Colin Sutton, *Managing Director and Chief Executive Officer*

- Term of agreement – Commencing 11 November 2003 until termination.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $450,000 to be reviewed annually by the remuneration committee.
- Bonus incentive scheme, based on annual performance criteria set by the Remuneration Committee, of up to a maximum of $120,000 per annum.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to six months base salary, inclusive of superannuation, plus a pro rata amount of any bonus payable under the Bonus incentive scheme and subject to Board approval, the value of any incentive share scheme.
- Participation in the long term equity incentive plan.

Peter Crosby, *Chief Operating Officer*

- Term of agreement – Commencing 24 January 2005 until termination.
- Base salary at the rate of US$275,000 per annum to be reviewed annually.
- Health insurance, disability and superannuation plan benefits are provided in addition to the base salary.
- Bonus incentive scheme of up to 50% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to twelve months base salary, plus a pro rata amount of any bonus payable under the Bonus Incentive Scheme.
- Participation in the long term equity incentive plan.

John Woodard, *Chief Scientific Officer*

- Term of agreement – Commencing 1 March 1999 until termination.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $321,300 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to nine months base salary, inclusive of superannuation.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Vanio Calgaro, *Financial Controller*

- Term of agreement – Commencing 1 March 2004 until termination
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $150,000 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to one months base salary.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Monica Hope, *Manager – Clinical Affairs*

- Term of agreement – Commencing 1 September 2003 until termination.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $127,500 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to one months base salary.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Peter Ayre, *Manager - Advanced Product Development*

- Term of agreement – Commencing 21 October 1999 until termination.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $165,000 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to two months base salary, inclusive of superannuation.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Bernadette Kerrigan, *Legal Counsel and Company Secretary*

- Term of agreement – Commencing 5 May 2003 until termination.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $166,770 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to one month's base salary, inclusive of superannuation.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Victor Windeyer, *Manager – VentrAssist™ Programme*

- Term of agreement – Commencing 17 November 2003 until termination.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $120,000 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to one months base salary.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Douglas Watson, *Manager – Manufacturing*

- Agreement terminated on resignation on 30 July 2004.
- Base salary, inclusive of superannuation, for the period ended 30 July 2005 of $148,500.

D. Share – based compensation

Ventracor Executive Share Plan

The Ventracor Executive Share Plan was approved by shareholders at the annual general meeting held on 26 October 2005. The Managing Director's participation under the plan was also approved at that time. The intention of this plan is to provide an incentive to executives to drive continuous improvement, ensure that the Company attains its aggressive milestones and provide executives with an opportunity to acquire an ownership interest in their employer. The motivation, retention and performance of executives of Ventracor and its subsidiaries is vital to the achievement of Ventracor's long term objectives, particularly as it undertakes the process of obtaining Australian and overseas clinical, regulatory and market approvals in order to commercialise the VentrAssist™ device.

Prior to the satisfaction of performance hurdles, an executive will only have a conditional entitlement to ordinary shares calculated using the following formula:

N = (R x A) / MP
where:
N = no. of entitlement shares, rounded down to the nearest 100.
R = annual fixed remuneration at the date the executive is offered participation in the plan.
A = percentage of remuneration as determined by the Board.
MP = the market price of Ventracor (ASX: VCR) shares being the volume weighted average price in the twenty trading days prior to the commencement of the performance period.

The executive will not be entitled to exercise any rights attaching to the shares prior to vesting which is subject to the achievement of performance criteria. Where shares have vested at the end of a performance period, new shares will be issued to the participants. Vested shares are granted at no cost to the Executive. The Board considers this an acceptable cost for the benefit of providing long term incentives to executives and encouraging executives to become shareholders of the Company. Vesting occurs in equal tranches over five years (subject to performance measurement) with the first performance measurement date being 1 July 2005.

In the event of a reorganisation of capital, including a rights issue or bonus issue, a participant's conditional entitlement to shares will be adjusted in accordance with the plan rules to ensure that the participant does not receive a benefit that holders of ordinary securities do not receive.

Performance is based on Total Shareholder Return (TSR) over the performance period. The Board has set the following performance criteria under the plan:

- 100% vesting if the Company's performance equals or exceeds the 75th percentile of the constituent companies in the S&P ASX 200 over the performance period; and

- Pro rata vesting if the Company's performance equals or exceeds the 50th percentile of the constituent companies in the S&P ASX 200 over the performance period, such that for every 1% movement in the Company's relative ranking between the 50th and 75th percentile, $1/25^{th}$ of the shares available will vest.

- Should the performance hurdles not be met, 50% of the balance of the non-vesting shares are carried forward and added to the number of shares available for vesting in the following year. The other 50% will vest at the end of the five year vesting period if the Company's performance over the previous five years meets the same performance hurdle but based on the cumulative performance of the company over the previous five years. Any carried forward shares from year five will carry forward for 12 months and be subject to the same performance hurdle.

Where a participant in the plan ceases to be employed prior to vesting of the shares, the Board may, at its discretion, determine that any offered shares to which the executive was conditionally entitled, will be allocated notwithstanding that the Performance Hurdles may not have been satisfied or that the vesting date be brought forward. This discretion will only be exercised in exceptional circumstances and where the executive leaves the company in good standing. In all other circumstances, any conditional entitlement of the participant to any non-vested shares will automatically lapse.

Where the Board determines that an executive has acted fraudulently or dishonestly, has committed an act of harassment or discrimination, is in serious breach of duty owed to Ventracor or has brought Ventracor into disrepute any shares to which the executive is conditionally entitled are forfeited by the executive.

November 2003 offer under the Executive Share Plan
The Board agreed to issue the Managing Director, Dr Colin Sutton, with up to 400,000 conditionally entitled shares as part of his overall remuneration package when he joined the Company in November 2003. Shareholders approved the issuing of these conditional entitlements to Dr Sutton in October 2004.

The performance period for this offer commenced on 31 December 2003 and ends on 31 December 2006. The base market price for this offer was calculated as the volume weighted average price during the period from 15 October 2003 to 11 November 2003 and is $2.47 per share.

On the first and second vesting dates being 31 December 2004 and 31 December 2005 respectively, 125,000 shares are eligible to vest subject to the following performance hurdle based on TSR being achieved in each year:

- 100% vesting if the Company's performance equals or exceeds the 75th percentile of the constituent companies in the S&P ASX 200 over each 12-month performance period.

On the third vesting date being 31 December 2006, 150,000 shares are eligible to vest subject to the following performance hurdle based on TSR being achieved in that year:

- 100% vesting if the Company's performance equals or exceeds the 90th percentile of the constituent companies in the S&P ASX 200 over the 12-month performance period; and

- Pro rata vesting if the Company's performance equals or exceeds the 75th percentile of the constituent companies in the S&P ASX 200 over the 12-month performance period, such that for every 1% movement in the Company's relative ranking between the 75th and 90th percentile, 1/15th of the shares available will vest.

Should the performance hurdles not be met, 50% of the balance of the non-vesting shares will lapse immediately (along with any shares carried forward from a previous year). The remaining entitlements are carried forward and added to the number of shares available for vesting in the following year. Any carried forward entitlements will carry forward for a further 12-months and be subject to the same hurdle.

July 2004 offer under the Executive Share Plan
Under this offer, the Company granted 1,602,300 conditionally entitled shares to executives and senior management during the financial year. The performance period for this offer commenced on 1 July 2004 and ends on 30 June 2009. The base market price for this offer was calculated as the volume weighted average price during the period from 2 June 2004 to 30 June 2004 and is $1.51 per share.

The following table sets out the number of conditional entitlements awarded during the financial year to specified executives of the consolidated entity. There were no shares which vested during the year based on the TSR performance of Ventracor.

	Conditional entitlements awarded No.	Conditional entitlements lapsed No.	Conditional entitlements available at the end of the year No.
Colin Sutton	400,000	62,500	337,500
John Woodard	212,700	-	212,700
Bernadette Kerrigan	110,400	-	110,400
Peter Ayre	109,200	-	109,200
Vanio Calgaro	99,300	-	99,300
Monica Hope	84,400	-	84,400
Victor Windeyer	67,500	-	67,500

Share-based compensation – options
The issue of further options under the Ventracor Option Plan has been suspended. Options have been granted in the past under option plans which were approved by shareholders. During and since the end of the financial year, no options were granted over the unissued ordinary shares of Ventracor Limited to any of the directors or the specified executives of the Company or the consolidated entity.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable and vesting date[1]
15 November 2001	30 November 2006	$0.77	$0.27	100% after 30 November 2002
15 November 2001	30 November 2006	$1.05	$0.20	100% after 30 November 2003
15 November 2001	30 November 2006	$1.40	$0.15	100% after 30 November 2005

[1]The grant of options made on 15 November 2001 was for a five year period, with 25% of options vesting in November 2002, 25% in November 2003 and the balance in November 2005 at exercise prices of $0.77, $1.05 and $1.40 respectively. The options are conditional on continued employment at the vesting date. No options vested during the 2005 financial year (2004: 1,242,500).

All employees and directors of the Company and its controlled entities were eligible to participate in the plans. Options were granted under the plans for no consideration. Under the plans the exercise price of options issued could not be less than 90% of the average market price of fully paid ordinary shares sold on the ASX during the last 5 days immediately preceding the offer.

Options granted under the plans carry no dividend or voting rights. When exercised, each option is convertible into one ordinary share.

Options provided as remuneration
The assessed fair value at grant date of options granted to directors and specified executives is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables included in section B above. Fair values at grant date are independently determined using the Black-Scholes option pricing model which takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Ventracor Limited has adopted the Australian Securities and Investment Commission Practice Note – *New Financial Reporting and Procedural Requirements*, and accordingly has calculated the attributable value of options for the year using the Black-Scholes option pricing model. The following key assumptions as at the date of issue have been adopted: risk-free rate of interest: 4.75%; volatility of share price: 40%; dividend yield: nil; expected life of options: period from grant date to expiry date.

There were no options granted during the financial year.

14. EQUITY INSTRUMENT DISCLOSURES RELATING TO DIRECTORS AND EXECUTIVES

Directors and specified executives who have a nil relevant interest in company shares or options have been excluded from the disclosures outlined below.

Shares provided on exercise of remuneration options
Details of ordinary shares in the Company provided as a result of the exercise of remuneration options to each director of the Company and each of the specified executives of the consolidated entity are set out below.

Name	Date of exercise of options	Number of ordinary shares issued on exercise of options during the year	Amounts paid on exercise (per ordinary share)	Value at exercise date (per ordinary share)
Specified executives of the consolidated entity:				
John Woodard	29 September 2004	200,000	$0.933	$1.65
John Woodard	5 October 2004	200,000	$0.933	$1.65
John Woodard	27 October 2004	400,000	$0.933	$1.58

No amounts are unpaid on any shares issued on the exercise of options

Option holdings
The numbers of options over ordinary shares in the Company held during the financial year by each director of Ventracor Limited and each of the specified executives of the consolidated entity, including their personally-related entities are set out below.

Name	Balance at the start of the year	Granted during the year as remuneration	Exercised during the year	Lapsed during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Ventracor Limited						
John Massey	500,000	-	-	-	500,000	250,000
John Ward	300,000	-	-	-	300,000	150,000
Katherine Woodthorpe	300,000	-	-	-	300,000	150,000
Specified executives of the consolidated entity						
John Woodard	1,175,000	-	800,000	-	375,000	125,000
Peter Ayre	375,000	-	-	-	375,000	125,000

There are no options which are vested and unexercisable at the end of the year.

Share holdings

The numbers of shares in the Company held during the financial year by each director of the Company and each of the specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Received during the year on the exercise of options	Acquisitions (disposals) during the year	Balance at the end of the year
Directors of Ventracor Limited				
John Massey	707,500	-	-	707,500
Elizabeth Nosworthy	110,000	-	-	110,000
John Ward	43,916	-	-	43,916
Katherine Woodthorpe	275,000	-	-	275,000
Colin Sutton	50,000	-	-	50,000
Specified executives of the consolidated entity				
John Woodard	125,000	800,000	(725,000)	200,000
Peter Ayre	3,000	-	-	3,000
Douglas Watson Resigned 30 July 2004.	7,500	-	-	7,500
Victor Windeyer	460	-	-	460

Shareholdings of directors and specified executives include those that have been disclosed under representation made to them by the parties within the *AASB 1046 Director and Executive Disclosures*. The directors and specified executives have relied upon the representations made as they have no control or influence over the financial affairs of the personally related entities to substantiate the shareholdings declared. When a personally related entity declines to provide shareholding details, the shareholding of that personally related entity is assumed to be nil.

15. INSURANCE OF OFFICERS

During the financial year, Ventracor Limited paid premiums of $116,403 to insure officers of the Company and its controlled entities. The officers covered by the insurance policy include the directors, company secretary, chief executive officer and all other executive officers. The liabilities insured include costs and expenses that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the Company or a controlled entity.

The Company has entered into an agreement to indemnify the officers of the Company, including the directors, company secretary, chief executive and all other executive officers in respect of any liability that relates to:

(a) a third party (other than the consolidated entity or a related body corporate) unless the liability arises out of conduct involving a lack of good faith; and
(b) for legal costs incurred in successfully defending civil or criminal proceedings or in connection with proceedings in which relief is granted under the Corporations Act 2001.

No liability has arisen under these indemnities as at the date of this report.

16. NON – AUDIT SERVICES

In addition to statutory audit assignments, the company has utilised the auditor's expertise and experience with the company and the consolidated entity by engaging the auditor on taxation service assignments.

Details of amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and taxation services provided during the year are set out below.

The board of directors have considered the position and are satisfied that the provision of taxation services by the auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of taxation services, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- the provision of these services has been reviewed by the audit committee to ensure that they would not impact upon the impartiality and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing.

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 19.

	Consolidated 2005 $
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:	
Assurance Services	
1. Audit services	
PricewaterhouseCoopers Australian firm:	
Audit and review of financial reports and other audit work under the Corporations Act 2001	61,717
Total remuneration for audit services	61,717
2. Taxation Services	
PricewaterhouseCoopers Australian firm:	
Tax compliance services, including review of company income tax Returns, advice on tax consolidation, advice on international staff Assignments	45,700
Total remuneration for taxation services	45,700

17. ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases to the nearest dollar.

18. AUDITOR

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the directors.

John C Massey
Chairman
Sydney, NSW
16 August 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

The Board of Directors
Ventracor Limited
126 Greville Street
CHATSWOOD NSW 2067

16 August 2005

Dear Board Members

Auditors' Independence Declaration

As lead auditor for the audit of Ventracor Limited for the year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been:

a. no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b. no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Ventracor Limited during the period ended 30 June 2005.

MW Chiang
Partner
PricewaterhouseCoopers

Sydney

CORPORATE GOVERNANCE STATEMENT

Ventracor has in place an entrenched, highly developed governance culture which has its foundations in the ethical values the Board, management and staff bring to the Company, and their commitment to positioning the Company as a world leader in artificial heart technology.

The Board is mindful of the great benefit the Company's technology brings to patients and their families and its potential to benefit many more people who suffer end stage heart failure.

The dignity, safety, wellbeing and privacy of all patients is of primary concern to the Company. The focus is on the pursuit of medical technology in line with the highest medical, ethical and safety standards and the scientific integrity of the clinical trials. The Company has adopted principles in relation to Human Trials, for the benefit of all stakeholders, which appear on the Company's website.

This statement outlines the main corporate governance practices in place following an extensive review by the Board and in light of the best practice recommendations released by the Australian Stock Exchange Corporate Governance Council in March 2003. This review has continued through the current financial year and further changes were made as a result of this review and other recent governance developments. The Company has continued to build on the key action items identified in the corporate governance statement in its annual report for the financial year ended 30 June 2004.

The relationship between the Board and Senior Management is critical to the long term success of Ventracor. The Directors are responsible to the shareholders for the Company's performance in both the short and longer term. Their focus is to enhance the interests of the shareholders and other key stakeholders and to ensure the diligent and prudent management of Ventracor.

Board of Directors
The Board of Directors is responsible to Ventracor's shareholders for the overall business performance of Ventracor. The Board approves the Company's goals and objectives, strategic direction, and performance targets within an appropriate framework having regard to the interests of all stakeholders. The Board ensures that the appropriate systems, policies and procedures, within a structure of governance and ethical values, are in place and are subject to verification and monitors performance against agreed risk profile.

The Board has nine scheduled meetings per year and may also hold strategy meetings and any extraordinary meeting deemed necessary. Meeting attendance by Directors, including Committee attendance is set out in the Directors' Report.

The separation of responsibility between the Board and Senior Management is documented. The Board operates under a formal Board Charter, a summary of which is available from the corporate governance section of the Company's website. The Board delegates day to day management of the business to the Chief Executive Officer (CEO). In addition the CEO oversees the implementation of strategies approved by the Board and the day to day running of the business. The division of functions between the Board and Senior Management is reviewed annually.

The Chairman, who is an independent, non-executive director, is responsible for leading the Board in the discharge of its duties including ensuring there are processes and procedures in place to evaluate the performance of the Board, its committees and individual directors, facilitating effective discussion at Board meetings and ensuring effective communication with shareholders.

Composition of the Board
The Company's Board currently comprises five non-executive independent directors and the CEO who has also been appointed as the Managing Director. The independence of a Director is determined by the Board recognising the criteria set out in the ASX Corporate Governance Council guidelines. Full details of the individual Directors, including their length of tenure, are set out in the Directors' Report.

Performance assessment of the Board
The Board undertakes an annual process of assessing the performance of the Board, its Committees and independent, non-executive Directors. To ensure this process is objective and constructive, external advisors assist the Board and provide independent advice to enhance and improve the process and the Board's performance. The Board undertook an internal performance review in February 2005 as part of its annual review. Each Director was assessed by their fellow Directors, which formed part of the Board performance review process.

Directors' access to independent professional advice.
Directors and Board Committee members are entitled to seek independent advice in connection with their duties and responsibilities at the Company's expense subject to prior consultation with the Chairman or the Board.

Committees
The Board has established three committees with Board approved formal charters which are reviewed annually. Current committees of the Board are the Audit Risk and Compliance, Nominations and Remuneration Committees. Minutes are taken and kept of these meetings which are approved and signed by the Committee Chairman at the next meeting of the Committee or Board.

Audit Risk & Compliance Committee
The Audit Risk & Compliance Committee comprises Mr. John Ward (Chairman), Mr. John Massey and Ms. Elizabeth Nosworthy AO and meets at least four times per year. The Chairman is an independent director and is not the same person as the Chairman of the Board. The external auditors, CEO, Financial Controller and other advisors attend these meeting where appropriate and as requested by the Chairman of the Committee. The Committee has appropriate financial expertise and a range of commercial and financial skills as well as business acumen including local and international business experience.

The Company has established a comprehensive system of risk management underpinned by the adoption of a formal Risk Management policy. The Committee advises on the framework of internal control and reviews significant business risk and its management. In addition the Committee advises the Board and reports on the status of business risk, the effectiveness of the implementation of the systems and processes to address this and ensures shareholders are informed of material changes to the Company's risk profile.

Managers within the Company are required to ensure that they design, resource and operate effective risk management policies which are subject to monitoring by both internal audits and external third party audits. Managers provide the CEO with an annual sign off of their compliance with current risk management policies. The CEO and Financial Controller provide the Board with a statement that in all material respects, the financial reports present a true and fair view of the financial position and performance of the Company and are in accordance with relevant Accounting standards and the Corporations Act 2001.

Remuneration Committee
The Remuneration Committee meets periodically during the year and comprises Mr. John Massey (Chairman) and Dr. Katherine Woodthorpe.

The Committee operates in accordance with its charter and advises the Board on remuneration and incentive policies and practices generally and specific recommendations on the annual compensation package for the CEO.

Full details of the Company's remuneration policies for directors and executives are included in the Remuneration Report, contained within the Directors' Report.

Nominations Committee
The Nominations Committee meets as necessary and comprises the full Board, namely Mr. John Massey (Chairman), Mr Ross Harricks, Ms. Elizabeth Nosworthy AO, Dr. Colin Sutton, Mr. John Ward and Dr. Katherine Woodthorpe.

The purpose of the Nominations Committee is to determine the competencies required for directors, develop and implement a Board succession plan, develop and recommend an ongoing education plan to enhance Directors' competency and skills.

New Directors receive a director's information kit containing copies of all policies and procedures affecting the Board as well as a letter of appointment setting out the Company's expectations, the Director's responsibilities, rights and terms and terms of employment.

External Auditors
PricewaterhouseCoopers was appointed external auditor by shareholders at the November 2002 Annual Meeting. In line with CLERP 9, it is PricewaterhouseCoopers' policy, which has been adopted by the Board, to rotate audit engagement partners for listed companies at least every five years. The next audit partner rotation is scheduled for 2007.

An analysis of fees paid to the external auditor, including a breakdown of fees for non-audit services, is provided in the Directors' report and in Note 19 to the financial statement. It is the policy of the external auditor to provide an annual declaration of their independence to the Audit, Risk & Compliance Committee.

The external auditor can only undertake non audit services following approval by the Audit, Risk & Compliance Committee.

PricewaterhouseCoopers is required to attend the Company's Annual General Meeting and be available to answer shareholders' questions about the conduct of the audit and the preparation and content of the audit report and financial accounts.

Risk assessment and management
The Board, through the Audit, Risk and Compliance Committee is responsible for ensuring there are adequate policies in place for managing risk. Considerable importance is placed on maintaining a strong risk control environment. There is in place an organisational structure which draws lines of accountability and delegation of authority.

The Company's risk management policy and the operation of the risk management and compliance system is managed by the Risk Management Group whose membership includes the CEO and executives with operational and financial responsibility and other key senior managers with specific input from the risk & reliability engineers. The Audit, Risk and Compliance Committee receives and reviews risk reports from management as required.

The risk management strategy details the Company's principles, appetite, key controls and monitoring processes for managing the risks identified. The risk management process includes a framework of self assessment questions posed to and answered by management relating to the effectiveness of risk management processes and internal controls.

The Risk Management Group identifies, assesses and designs controls for risk having regard to the Company's business and compliance requirements, in particular compliance with international standards with which medical device companies must comply. Major business risks arise from such matters as actions by competitors, technological developments, third party suppliers and government policy changes and where these risks cannot be mitigated to an acceptable degree using internal controls they are transferred to third parties through insurance cover to the extent considered appropriate.

In addition to formal risk management reports, monthly reports to the Board identify issues that represent business, financial and compliance risks and includes updated information on the management systems overall. Managers within the Company are required to ensure that they design, resource and operate effective risk management policies which are subject to monitoring by both internal audits and external third party audits. Managers provide the CEO with an annual sign off of their compliance with current risk management policies. The CEO and Financial Controller provide the Board with a statement that in all material respects, the financial reports present a true and fair view of the financial position and performance of the Company and are in accordance with relevant Accounting standards and the Corporations Act 2001.

In addition, the CEO and Financial Controller provide the audit risk and compliance committee a representation that their statement to the board described above is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board and that the company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

Dealing in Company Shares

The Company has a policy that gives Directors, executives, staff and consultants the opportunity to buy and sell shares in the Company during periods when they are not in possession of price sensitive information. Given the nature of the Company's operations, the commonly used policy allowing a "trading window" following release of half-yearly and annual financial results is not appropriate. The Board has therefore adopted a "No Objection" approach, which involves the Company Secretary issuing a notice on receipt of written confirmation from a Director or Executive Officer (as appropriate) wishing to trade, that they are not in receipt of any price sensitive information.

Directors and Executive Officers may trade once a "No Objection" notice has been issued but only until the earlier of 10 days after the issue of the Notice the date on which they become aware of unpublished price sensitive information, or the date the approval is withdrawn. Employees must receive a "No Objection" notice before being allowed to trade, but permission to trade may be granted by the CEO or Chairman. Further information about the Company's share trading policy is available on the Company's website.

Code of Conduct

The Company had adopted a Code of Conduct (the Code) which is regularly reviewed and updated as necessary to ensure it reflects the highest standards of behaviour and professionalism.

In summary, the Code requires that all Directors and staff act with the highest standards of integrity and objectivity, striving at all times to enhance the reputation and performance of the Company.

Both the Code and Share Trading Policy form part of the induction training required to be undertaken by all employees as part of the Company's compliance with GMP. The Employee Handbook reinforces compliance with these policies and the Company Secretary maintains a register of all "No Objection" notices issued and gifts and entertainment received by members of staff.

Continuous Disclosure and Shareholder Communications

The Company has in place a Continuous Disclosure Policy, the substance of which is available on the Company's web site. This policy focuses on continuous disclosure of any information concerning the Company that a reasonable person would expect to have a material effect on the Company's share price.

All information disclosed to the ASX is posted on the Company's web site, after the ASX has sent confirmation of its release. When analysts are briefed on aspects of the Company's operations, the material used in the presentation is released to the ASX and posted on the Company's web site.

The Board's philosophy is to encourage active participation of shareholders at the Company's Annual General Meeting, to ensure a high level of accountability. As part of this process, the Company ensures that important issues requiring shareholder approval are each presented to the shareholders as separate and distinct resolutions.

International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) has adopted IFRS for application to reporting periods beginning on or after 1 January 2005. The adoption of the new standards will be first reflected in the Company's financial statement for the half-year ending 31 December 2005 and the full year ending 30 June 2006. The Company has considered the impact of IFRS and has implemented internal control changes necessary to gather the financial information required, The Audit, Risk & Compliance Committee is overseeing the Company's move towards the adoption of IFRS.

Potential changes to the current accounting policies of the Company required on the adoption of IFRS are disclosed in note 28 to the Financial Statements.

VENTRACOR LIMITED
AND CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Revenues from ordinary activities	3	2,719	2,876	3,609	3,064
Expenses from ordinary activities					
Research and development		(5,820)	(4,782)	(5,820)	(4,782)
Manufacturing engineering		(2,492)	(865)	(2,492)	(865)
Production and quality assurance		(11,309)	(5,553)	(11,309)	(5,553)
Regulatory and clinical affairs		(2,665)	(2,081)	(2,574)	(2,081)
Marketing and clinical support		(2,282)	(898)	(1,741)	(898)
Management and administration		(4,788)	(4,596)	(4,228)	(4,478)
Loss from ordinary activities before related income tax expense	4	(26,637)	(15,899)	(24,555)	(15,593)
Income tax expense	5	-	-	-	-
Net loss	16	(26,637)	(15,899)	(24,555)	(15,593)
Net loss attributable to members of Ventracor Limited after related income tax expense		(26,637)	(15,899)	(24,555)	(15,593)
Total changes in equity attributable to members of Ventracor Limited other than those resulting from transactions with owners as owners		(26,637)	(15,899)	(24,555)	(15,593)

	Note	Cents	Cents
Basic earnings per share (loss)	27	(13.7)	(8.6)
Diluted earnings per share (loss)	27	(13.7)	(8.6)

The above statements of financial performance should be read in conjunction with the accompanying notes.

VENTRACOR LIMITED
AND CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL POSITION
AS AT 30 JUNE 2005

	Note	Consolidated		Parent Entity	
		2005 $'000	2004 $'000	2005 $'000	2004 $'000
CURRENT ASSETS					
Cash assets	6	32,947	60,794	32,840	60,794
Receivables	7	324	230	229	230
Other	8	276	219	276	219
Total Current Assets		33,547	61,243	33,345	61,243
NON-CURRENT ASSETS					
Receivables	9	-	-	2,302	118
Property, plant and equipment	10	7,576	4,367	7,547	4,367
Shares in subsidiaries	11	-	-	2	-
Total Non-Current Assets		7,576	4,367	9,851	4,485
Total Assets		41,123	65,610	43,196	65,728
CURRENT LIABILITIES					
Payables	12	2,202	1,628	2,094	1,628
Provisions	13	522	432	522	432
Total Current Liabilities		2,724	2,060	2,616	2,060
NON-CURRENT LIABILITIES					
Provisions	13	98	56	98	56
Total Non-Current Liabilities		98	56	98	56
Total Liabilities		2,822	2,116	2,714	2,116
NET ASSETS		38,301	63,494	40,482	63,612
EQUITY					
Contributed equity	14	123,047	121,622	123,047	121,622
Reserves	15	19	-	-	-
Accumulated losses	16	(84,765)	(58,128)	(82,565)	(58,010)
TOTAL EQUITY		38,301	63,494	40,482	63,612

The above statements of financial position should be read in conjunction with the accompanying notes.

VENTRACOR LIMITED
AND CONTROLLED ENTITIES
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Payments to suppliers and employees (inclusive of GST)		(27,320)	(17,776)	(26,143)	(17,776)
Interest received		2,594	2,876	2,595	2,876
Other revenue received		212	-	212	-
Net cash outflow from operating activities	26b)	(24,514)	(14,900)	(23,336)	(14,900)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for plant and equipment	10	(4,759)	(3,234)	(4,730)	(3,234)
Proceeds from sale of property, plant & equipment		1	-	1	-
Loans to controlled entities		-	-	(1,312)	-
Investments in controlled entities		-	-	(2)	-
Net cash outflow from investing activities		(4,758)	(3,234)	(6,043)	(3,234)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of shares	14	1,425	67,936	1,425	67,936
Share issue transaction costs		-	(1,620)	-	(1,620)
Net cash inflow from financing activities		1,425	66,316	1,425	66,316
Net increase/(decrease) in cash held		(27,847)	48,182	(27,954)	48,182
Cash at the beginning of the financial year		60,794	12,612	60,794	12,612
Cash at the end of the financial year	26(a)	32,947	60,794	32,840	60,794

The above statements of cash flows should be read in conjunction with the accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. It is prepared in accordance with the historical cost convention, and except where stated, does not take into account current valuation of non current assets. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

The general purpose financial report is prepared on a going concern basis as the directors consider that the company has sufficient cash resources to enable it to continue as a going concern. The directors regularly monitor the company's cash position and on an on-going basis consider a number of strategic and operational plans and initiatives to ensure that adequate funding continues to be available for the company to meet its business objectives.

(a) Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Ventracor Limited (the "parent entity") as at 30 June 2005 and the results of all controlled entities for the year then ended. Ventracor Limited and its controlled entities together are referred to in this financial report as the "consolidated entity".

The effects of all transactions between entities in the consolidated entity are eliminated in full.

(b) Cash

For the purposes of the statements of cash flows, cash includes cash at bank and on hand as well as highly liquid investments with short periods to maturity which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(c) Receivables

Sales made on credit and due 30 - 60 days are included in trade debtors at the amount due at balance date, net of a provision for amounts estimated to be uncollectible.

(d) Inventories

Inventories are not currently capitalised as recoverability is uncertain.

(e) Depreciation of Property, Plant and Equipment

Depreciation is calculated on a straight-line basis to write off the net cost or revalued amount of each item of property, plant and equipment over its expected useful life. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

The expected useful lives are as follows:

Leasehold improvements	4 - 5 years
Plant and equipment	3 - 5 years

Where items of plant and equipment have separately identifiable components which are subject to regular replacement, those components are assigned useful lives distinct from the item of plant and equipment to which they relate.

Major spares purchased specifically for particular plant are capitalised and depreciated on the same basis as the plant to which they relate.

(f) Leasehold Improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement, whichever is the shorter.

(g) Leased Non-Current Assets

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight-line basis over the term of the lease, or, where it is likely that the Company will obtain ownership of the asset, the life of the asset. Refer note 1(e) for expected useful lives.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Operating lease payments are charged to the statements of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(h) Constructed non-current assets

The capitalised cost of constructed non-current assets includes all materials and direct labour used on the project.

(i) Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation.

Tax consolidation legislation

Ventracor Limited and its wholly-owned Australian controlled entities have elected to form a tax consolidation group for income tax purposes with effect from 1 July 2002. The Australian Taxation Office has been notified and has confirmed the decision. Ventracor Limited as the head entity recognises all of the future income tax benefits, deferred assets and liabilities of the tax consolidated group (after elimination of intragroup transactions).

The Company has entered into a tax sharing agreement with the members of the tax consolidation group. The agreement is aimed at achieving an allocation of the group's income tax expense to subsidiaries within the tax consolidated group as if they were operating on a stand-alone basis. The subsidiaries party to the agreement will reimburse Ventracor Limited for an amount calculated as if it were on a stand-alone basis. Similarly, Ventracor Limited will reimburse subsidiaries for losses when they are utilised to reduce group tax payable.

The financial effects of the tax sharing agreement are eliminated in accordance with note 1(a).

(j) Foreign Currency Translation

(i) Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date, amounts payable and receivable, and bank balances, in foreign currencies are translated into Australian currency at the rate of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

(ii) Foreign Controlled Entity

The assets and liabilities of the foreign controlled entities are translated into Australian currency at rates of exchange current at balance date, whilst revenue and expenses are translated at average exchange rates ruling during the year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

(k) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

- where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
- for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

(l) Acquisition of Assets

The purchase method of accounting is used for all acquisitions regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

(m) Recoverable Amount of Non-Current Assets

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in net profit or loss in the reporting period in which the recoverable amount write-down occurs.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market-determined, risk-adjusted discount rate.

(n) Intangible Assets

(i) Research and Development Expenditure
All research and development expenditure is expensed as incurred including the VentrAssist™ and other related technologies.

(ii) Patents and Trademarks Expenditure
All patents and trademarks expenditure is expensed as incurred.

(o) Investments

Interests in listed and unlisted securities, other than controlled entities in the consolidated financial statements, are brought to account at cost. Controlled entities are accounted for in the consolidated financial statements as set out in note 1(a).

(p) Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(q) Maintenance and repairs

Certain plant and equipment is subject to a scheduled programme of calibration and maintenance. The costs of this maintenance is expensed as incurred, except where they relate to the replacement of a component of an asset, in which case the costs are capitalised and depreciated in accordance with note 1(e). Other routine operating maintenance, repair and minor renewal costs are expensed as incurred.

(r) Web site costs

Costs incurred in building or enhancing the Company web site, together with the costs of maintenance are expensed.

(s) Employee Entitlements

(i) Wages and Salaries and Annual Leave
Liabilities for wages and salaries, including non-monetary benefits, and annual leave are recognised as the amount unpaid at the reporting date in respect of employees' services up to that date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long Service Leave
A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii) Bonus Plans
A liability for employee benefits in the form of bonus plans is recognised when at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iv) Employee benefit on-costs
Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(v) Equity-based compensation benefits
Equity-based compensation benefits have been provided to employees via approved share and option plans. Information relating to the plans is set out at note 22.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

No accounting entries are made in relation to the option plans until options are exercised, at which time the amounts receivable from employees are recognised in the statement of financial position as share capital. The amounts disclosed for remuneration of directors and executives in note 18 includes the assessed fair values of shares and options at the date they were granted.

(t) Unearned Revenue
Amounts received in advance of delivery of goods are included as unearned revenue.

(u) Revenue Recognition
Revenue from the sale of goods is recognised upon the delivery of goods to the customer.

Grant revenue is recognised on an accruals basis over the relevant period of the grant.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

(v) Earnings per Share

(i) Basic earnings per share
Basic earnings per share is determined by dividing the net loss attributable to members of the Company, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(w) Comparatives
Comparative figures have been restated in the current financial year to enhance comparability with the current financial year. Changes have been made to comparative information in the Statements of Financial Performance as follows:

(i) Expenses from ordinary activities
Functional expense classifications have been re-defined consistent with the evolving nature of Ventracor's business, and its progressive transition towards commercialisation.

Changes have also been made to comparative segment information for the same reason stated above.

(X) Rounding of Amounts
The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases to the nearest dollar.

2. SEGMENT INFORMATION

Business Segments
The Company is organised internationally into the VentrAssist™ product segment.

VentrAssist™ Segment

The VentrAssist™ segment has designed and developed a Left Ventricular Assist System (LVAS) and related technologies. During the year ended 30 June 2005 the segment continued to move progressively towards commercializing the VentrAssist™ heart device, including the establishment of a UK-based European office, and the appointment of a US-based Chief Operating Officer to lead strategic marketing, sales and distribution in all of the segment's major global markets.

The segment utilises specialist medical companies in Australia and internationally to assist in the production of "artificial heart" pumps for the clinical trials. Final testing and assembly of the "artificial heart" pumps is carried out in Australia. The advanced product development department is also investigating other fields of use for the LVAS technologies and applications for related technologies.

Geographical Segments

The consolidated entity's divisions are managed in Australia, with operations in Australia, USA, and Europe.

Primary reporting – business segments

	VentrAssist™ segment		Consolidated	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Unallocated interest income			2,538	2,875
Unallocated other revenue			181	1
Revenue from ordinary activities			2,719	2,876
Segment result	(25,710)	(14,992)	(25,710)	(14,992)
Unallocated revenue less unallocated expenses			(927)	(907)
Loss from ordinary activities before income tax			(26,637)	(15,899)
Income tax expense			-	-
Net loss			(26,637)	(15,899)
Assets				
Segment assets	7,993	4,580	7,993	4,580
Unallocated assets			33,130	61,030
Total assets			41,123	65,610
Liabilities				
Segment liabilities	2,586	1,957	2,586	1,957
Unallocated liabilities			236	159
Total liabilities			2,822	2,116
Acquisition of non-current assets	4,759	3,234	4,759	3,234
Depreciation and amortisation	1,546	621	1,546	621

2. SEGMENT INFORMATION (cont)

Secondary reporting – geographical segments

	Segment assets		Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Australia	40,922	65,610	4,729	3,234
USA	91	-	24	-
Europe	110	-	6	-
Asia	-	-	-	-
Other countries	-	-	-	-
	41,123	65,610	4,759	3,234

Notes to and forming part of the segment information

(a) Accounting Policies

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and the revised segment reporting accounting standard, AASB 1005 - *Segment Reporting.*

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, property, plant and equipment, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors and employee entitlements. Segment assets and liabilities do not include income taxes.

(b) Inter-segment Transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arm's-length" basis and eliminated on consolidation.

	Consolidated		Parent Entity	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
3. REVENUE				
Revenue from operating activities				
Sale of goods – controlled entities	-	-	821	-
Revenue from outside operating activities				
Interest – external	2,538	2,875	2,538	2,875
Interest – controlled entities	-	-	49	-
Proceeds from sale of plant & equipment	1	-	1	-
Net foreign exchange gains	52	-	72	-
Sundry revenue	128	1	128	189
	2,719	2,876	2,788	3,064
Total Revenue from ordinary activities	2,719	2,876	3,609	3,064

4. LOSS FROM ORDINARY ACTIVITIES

Loss from ordinary activities before income tax expense includes the following specific items:

Amortisation				
- leasehold improvements	326	96	326	96
Depreciation – plant and equipment	1,220	525	1,220	525
Loss on disposed plant & equipment	3	122	3	122
Rental expense	554	369	542	369
Net foreign exchange losses	-	4	-	4
Research and development	5,820	4,782	5,820	4,782

5 INCOME TAX

The income tax expense for the financial year differs from the amount calculated on the net loss. The differences are reconciled as follows:

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Loss from ordinary activities before income tax expense	(26,637)	(15,899)	(24,555)	(15,593)
Income tax calculated at 30%	(7,991)	(4,770)	(7,367)	(4,678)
Tax effect of permanent differences:				
Additional deduction for research and development expenditure	(402)	(1,084)	(402)	(1,084)
Sundry items	320	44	320	(47)
Income tax adjusted for permanent differences	(8,073)	(5,810)	(7,449)	(5,809)
Future income tax benefit not recognized	8,073	5,810	7,449	5,809
Income tax expense	-	-	-	-
Potential future income tax benefit attributable to tax losses not booked	27,034	19,079	26,354	19,079

The future income tax benefit will only be obtained if:
(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;
(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and
(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Franking Credits		
Franking credits available for subsequent financial years based on a tax rate of 30%.	108	108

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:
(a) franking credits that will arise from the payment of the current tax liability;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and
(c) franking credits that may be prevented from being distributed in subsequent financial years.

Tax consolidation legislation

Ventracor Limited and its wholly-owned Australian controlled entities have elected to form a tax consolidation group for income tax purposes with effect from 1 July 2002. The accounting policy on implementation of the legislation is set out in note 1(i).

6. CURRENT ASSETS - CASH ASSETS

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Cash at bank and on hand	250	25	143	25
Cash deposits and bank bills	32,697	60,769	32,697	60,769
	32,947	60,794	32,840	60,794

Cash deposits and bank bills comprise cash-equivalent assets with short periods to maturity (for the balances at the reporting date, maturity was 30 days or less). These attract floating interest rates of between 4.67% and 5.70% (2004: 5.15% and 5.45%).

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
7. CURRENT ASSETS – RECEIVABLES				
Current				
Other debtors	324	230	229	230
8. CURRENT ASSETS – OTHER				
Prepayments	269	217	269	217
Security Deposits	7	2	7	2
	276	219	276	219
9. NON-CURRENT ASSETS – RECEIVABLES				
Amounts receivable from controlled entities	-	-	2,302	118
10. NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT				
Leasehold Improvements – at cost	1,870	1,320	1,870	1,320
Less: accumulated depreciation	(425)	(99)	(425)	(99)
Total leasehold improvements	1,445	1,221	1,445	1,221
Plant and Equipment – at cost	8,351	4,146	8,322	4,146
Less: accumulated depreciation	(2,220)	(1,000)	(2,220)	(1,000)
Total plant and equipment	6,131	3,146	6,102	3,146
	7,576	4,367	7,547	4,367

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Consolidated Leasehold Improvements $'000	Consolidated Plant & Equipment $'000	Consolidated Total $'000
Net Book Value			
Carrying amount at 1 July 2004	1,221	3,146	4,367
Additions	550	4,209	4,759
Disposals	-	(4)	(4)
Depreciation/Amortisation expense (note 4)	(326)	(1,220)	(1,546)
Carrying amount at 30 June 2005	1,445	6,131	7,576

	Parent Entity Leasehold Improvements $'000	Parent Entity Plant & Equipment $'000	Parent Entity Total $'000
Net Book Value			
Carrying amount at 1 July 2004	1,221	3,146	4,367
Additions	550	4,180	4,730
Disposals	-	(4)	(4)
Depreciation/Amortisation expense (note 4)	(326)	(1,220)	(1,546)
Carrying amount at 30 June 2005	1,445	6,102	7,547

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
11. NON-CURRENT ASSETS – OTHER				
Shares in subsidiaries – refer note 24	-	-	2	-
12. CURRENT LIABILITIES – PAYABLES				
Trade creditors and accruals	2,202	1,628	2,094	1,628
13. PROVISIONS				
Current				
Employee benefits	522	432	522	432
Non-Current				
Employee benefits	98	56	98	56
14. CONTRIBUTED EQUITY				
Share capital				
194,897,993 (2004: 193,365,493) ordinary shares fully paid	123,047	121,622	123,047	121,622

Movements in ordinary share capital of Ventracor Limited during the past two years were as follows:

Details	Note	No. of Shares	$'000
Balance – 30 June 2003		162,606,002	55,306
Options exercised	22	935,000	831
Share Placement		15,000,000	33,750
Rights Issue		14,824,491	33,355
Less: Transaction costs arising on share issues			(1,620)
Balance – 30 June 2004		193,365,493	121,622
Options exercised	22	1,532,500	1,425
Balance – 30 June 2005		194,897,993	123,047

Share Placement and Rights Issue
Two tranches of fundraising were undertaken during the prior period. In August 2003, the Company raised $33.75m gross through the placement of 15 million ordinary shares at $2.25 per share to Australian and International Institutions and sophisticated investor clients of ABN Amro Morgans. A subsequent Renounceable Rights Issue of 1 new share for every 12 at $2.25 and a top-up facility raised a further $33.35 million gross.

Ordinary Shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Options
Information relating to approved option plans, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in note 22.

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
15. RESERVES				
Foreign currency translation reserve	19	-	-	-
16. ACCUMULATED LOSSES				
Accumulated losses at the beginning of the financial year	(58,128)	(42,229)	(58,010)	(42,417)
Net loss for the financial year	(26,637)	(15,899)	(24,555)	(15,593)
Accumulated losses at the end of the financial year	(84,765)	(58,128)	(82,565)	(58,010)

17. FINANCIAL INSTRUMENTS

Net Fair Value
The net fair values of financial assets and financial liabilities approximate their carrying amounts.

Credit Risk
The credit risk on financial assets which have been recognised on the statements of financial position is generally the carrying amount, net of any provisions.

The consolidated entity did not have any material credit risk exposure to any single debtor or group of debtors at balance date.

Cash assets include bills which are generally subject to credit risk in the event of default by the acceptor. However, the risk was mitigated by ensuring that the bills at 30 June 2005 were accepted by banks.

Interest Rate Risk
Cash at bank and on hand - is held in at call bank accounts with variable interest receivable thereon at ruling market bank rates which were approximately 4.67%pa at 30 June 2005 (2004: 1.0%pa).

Cash deposits and bank bills mature in July 2005 with fixed interest receivable thereon at approximately 5.70%pa (2004: 5.45%pa).

Receivables and payables – generally no interest is receivable or payable thereon.

Derivative Financial Instruments
The consolidated entity imports some goods and services in foreign currencies. It maintains both a GBP and a US dollar bank account to protect against exchange rate movements in relation to such transactions, however, the parent entity and its controlled entities do not use derivative financial instruments.

18. DIRECTOR AND EXECUTIVE DISCLOSURES

Directors
The following persons were directors of Ventracor Limited during the financial year:

Chairman – non-executive
John Massey

Executive director
Colin Sutton, *Managing Director and Chief Executive Officer*

Non-executive directors
Ross Harricks *(appointed 12 November 2004)*
Elizabeth Nosworthy
John Ward
Katherine Woodthorpe

Executives (other than directors) with the greatest authority for strategic direction and management
The following persons were executives with the greatest authority for the strategic direction and management of the consolidated entity ("specified executives") during the financial year:

Name	Position	Employer
Peter Crosby	Chief Operating Officer (appointed 24 January 2005)	Ventracor Inc
John Woodard	Chief Scientific Officer	Ventracor Limited
Vanio Calgaro	Financial Controller	Ventracor Limited
Monica Hope	Clinical Affairs Manager	Ventracor Limited
Peter Ayre	Advanced Product Development Manager	Ventracor Limited
Bernadette Kerrigan	Legal Counsel and Company Secretary	Ventracor Limited
Victor Windeyer	VentrAssist™ Programme Manager	Ventracor Limited
Douglas Watson	Manager – Manufacturing (resigned 30 July 2004)	Ventracor Limited

A. Remuneration of directors and executives

Principles used to determine the nature and amount of remuneration
The objective of the Company's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness
- acceptability to shareholders
- alignment/linkage of performance to executive compensation
- transparency

The Company has structured an executive remuneration framework that is market competitive and complimentary to the reward strategy of the organisation.

The Company's remuneration framework is aligned to shareholders' interests as it has growth in shareholder wealth as a core component of its design and serves to attract and retain high calibre executives.

The framework is also aligned to program participants' interests as it rewards capability and experience, reflects competitive reward for contribution to growth in shareholder wealth, provides a clear structure for earning rewards and recognises contribution.

The framework provides a mix of fixed and variable pay, and performance incentive rewards.

The overall level of executive reward takes into account the consolidated entity's performance over a number of years and includes both short term and long term incentives as discussed in detail below. Over the past 5 years, the consolidated entity has been in developmental and clinical phases in terms of its major product, VentrAssist™. Accordingly, the consolidated entity has not been profitable during the past 5 years. However, as a result of the significant progress which has been made in developing the VentrAssist™ product, and in bringing it to the current clinical trial phase, shareholder wealth (measured as the change in the price at which shares in the company have been traded) has grown at an average rate of 10% per annum. During the same period, average executive remuneration has grown by approximately 16% per annum. The average executive remuneration of the consolidated entity is inclusive of long term/non-cash incentives, being the assessed fair value of recent conditional entitlements and past option grants. Average executive remuneration exclusive of long term/non-cash incentives has grown by approximately 7% per annum during the past 5 years.

Non-executive directors' fees
Non-executive directors' fees are approved by the Board within the aggregate previously approved by shareholders in general meeting. The Remuneration Committee takes into account the level and structure of fees being paid by peer group companies as well as recognising the evolving needs of the Company. In making its recommendation to the Board, the Remuneration Committee usually seeks independent advice to ensure market relativity. The Chairman's fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. The Chairman is not present during discussions relating to the determination of his remuneration.

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors.

The current base remuneration was last reviewed with effect from 1 April 2004. Directors' remuneration is inclusive of committee fees. Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. This maximum currently stands at $450,000.

Retirement allowances for non-executive directors
The Company does not provide retirement allowances for non-executive directors.

Executive pay
The executive pay and reward framework currently has three components:

- base pay and benefits, including superannuation
- short-term performance incentives (bonuses); and
- long-term incentives through participation in the Ventracor Executive Share Plan.

The combination of these comprises the executive's total remuneration.

Base pay
Structured as a total employment cost package which may be delivered as a mix of cash and prescribed non-financial benefits at the executives' discretion.

Executives are offered a competitive base pay which comprises a fixed component of pay and performance incentive rewards. The base pay for executives is reviewed annually to ensure competitiveness with the market. An executive's pay is also reviewed on promotion.

There are no guaranteed base pay increases fixed in any executive contracts.

Benefits
Executives receive subsidised participation in the Company's group salary continuance scheme. These contributions are excluded from the remuneration disclosures in section B below as the premium paid is not specified in respect of the individual participants within the plan.

Retirement benefits
Retirement benefits are delivered under the Ventracor Employee Superannuation Plan, an independently managed fund, or under any compliant fund of the executives' choice. Minimum contributions are based on employer contributions established under the Superannuation Guarantee Scheme.

Short-term incentives (STI)
"At risk" cash incentives (bonuses) of up to 10% of total remuneration per annum are payable to executives based on the attainment of agreed half-yearly corporate, departmental and individual milestones. Milestones are established to ensure that value is created for shareholders consistent with the business plan.

The bonus incentive plan applicable to the US-based Chief Operating Officer provides for an annual bonus of up to 50% of total remuneration and is based on milestones as indicated above.

Details of the bonus incentive plan applicable to the Managing Director and Chief Executive Officer are disclosed in section E of this note.

Ventracor Share & Option Plans
Information on shareholder approved share and option plans is set out in section B below. The company has suspended the issue of further options for the time being

B. Share-based compensation

Information on shareholder approved option plans is set out below and at Note 22. The issue of further options under the option plans has been suspended.

Ventracor Executive Share Plan
The Ventracor Executive Share Plan was approved by shareholders at the annual general meeting held on 26 October 2005. The Managing Director's participation under the plan was also approved at that time. The intention of this plan is to provide an incentive to executives to drive continuous improvement, ensure that the Company attains its aggressive milestones and provide executives with an opportunity to acquire an ownership interest in their employer. The motivation, retention and performance of executives of Ventracor and its subsidiaries is vital to the achievement of Ventracor's long term objectives, particularly as it undertakes the process of obtaining Australian and overseas clinical, regulatory and market approvals in order to commercialise the VentrAssist™ device.

Prior to the satisfaction of performance hurdles, an executive will only have a conditional entitlement to ordinary shares calculated using the following formula:

$N = (R \times A) / MP$
where:
N = no. of entitlement shares, rounded down to the nearest 100.
R = annual fixed remuneration at the date the executive is offered participation in the plan.
A = percentage of remuneration as determined by the Board.
MP = the market price of Ventracor (ASX: VCR) shares being the volume weighted average price in the twenty trading days prior to the commencement of the performance period.

The executive will not be entitled to exercise any rights attaching to the shares prior to vesting which is subject to the achievement of performance criteria. Where shares have vested at the end of a performance period, new shares will be issued to the participants. Vested shares are granted at no cost to the Executive. The Board considers this an acceptable cost for the benefit of providing long term incentives to executives and encouraging executives to become shareholders of the Company. Vesting occurs in equal tranches over five years (subject to performance measurement) with the first performance measurement date being 1 July 2005.

In the event of a reorganisation of capital, including a rights issue or bonus issue, a participant's conditional entitlement to shares will be adjusted in accordance with the plan rules to ensure that the participant does not receive a benefit that holders of ordinary securities do not receive.

Performance is based on Total Shareholder Return (TSR) over the performance period. The Board has set the following performance criteria under the plan:

- 100% vesting if the Company's performance equals or exceeds the 75th percentile of the constituent companies in the S&P ASX 200 over the performance period; and
- Pro rata vesting if the Company's performance equals or exceeds the 50th percentile of the constituent companies in the S&P ASX 200 over the performance period, such that for every 1% movement in the Company's relative ranking between the 50th and 75th percentile, 1/25th of the shares available will vest.
- Should the performance hurdles not be met, 50% of the balance of the non-vesting shares are carried forward and added to the number of shares available for vesting in the following year. The other 50% will vest at the end of the five year vesting period if the Company's performance over the previous five years meets the same performance hurdle but based on the cumulative performance of the company over the previous five years. Any carried forward shares from year five will carry forward for 12 months and be subject to the same performance hurdle.

Where a participant in the plan ceases to be employed prior to vesting of the shares, the Board may, at its discretion, determine that any offered shares to which the executive was conditionally entitled, will be allocated notwithstanding that the Performance Hurdles may not have been satisfied or that the vesting date be brought forward. This discretion will only be exercised in exceptional circumstances and where the executive leaves the company in good standing. In all other circumstances, any conditional entitlement of the participant to any non-vested shares will automatically lapse.

Where the Board determines that an executive has acted fraudulently or dishonestly, has committed an act of harassment or discrimination, is in serious breach of duty owed to Ventracor or has brought Ventracor into disrepute any shares to which the executive is conditionally entitled are forfeited by the executive.

November 2003 offer under the Executive Share Plan
The Board agreed to issue the Managing Director, Dr Colin Sutton, with up to 400,000 conditionally entitled shares as part of his overall remuneration package when he joined the Company in November 2003. Shareholders approved the issuing of these conditional entitlements to Dr Sutton in October 2004.

The performance period for this offer commenced on 31 December 2003 and ends on 31 December 2006. The base market price for this offer was calculated as the volume weighted average price during the period from 15 October 2003 to 11 November 2003 and is $2.47 per share.

On the first and second vesting dates being 31 December 2004 and 31 December 2005 respectively, 125,000 shares are eligible to vest subject to the following performance hurdle based on TSR being achieved in each year:

- 100% vesting if the Company's performance equals or exceeds the 75th percentile of the constituent companies in the S&P ASX 200 over each 12-month performance period.

On the third vesting date being 31 December 2006, 150,000 shares are eligible to vest subject to the following performance hurdle based on TSR being achieved in that year:

- 100% vesting if the Company's performance equals or exceeds the 90th percentile of the constituent companies in the S&P ASX 200 over the 12-month performance period; and
- Pro rata vesting if the Company's performance equals or exceeds the 75th percentile of the constituent companies in the S&P ASX 200 over the 12-month performance period, such that for every 1% movement in the Company's relative ranking between the 75th and 90th percentile, 1/15th of the shares available will vest.

Should the performance hurdles not be met, 50% of the balance of the non-vesting shares will lapse immediately (along with any shares carried forward from a previous year). The remaining entitlements are carried forward and added to the number of shares available for vesting in the following year. Any carried forward entitlements will carry forward for a further 12-months and be subject to the same hurdle.

July 2004 offer under the Executive Share Plan

Under this offer, the Company granted 1,602,300 conditionally entitled shares to executives and senior management during the financial year. The performance period for this offer commenced on 1 July 2004 and ends on 30 June 2009. The base market price for this offer was calculated as the volume weighted average price during the period from 2 June 2004 to 30 June 2004 and is $1.51 per share.

The following table sets out the number of conditional entitlements awarded during the financial year to specified executives of the consolidated entity. There were no shares which vested during the year based on the TSR performance of Ventracor.

	Conditional entitlements awarded No.	Conditional entitlements lapsed No.	Conditional entitlements available at the end of the year No.
Colin Sutton	400,000	62,500	337,500
John Woodard	212,700	-	212,700
Bernadette Kerrigan	110,400	-	110,400
Peter Ayre	109,200	-	109,200
Vanio Calgaro	99,300	-	99,300
Monica Hope	84,400	-	84,400
Victor Windeyer	67,500	-	67,500

Share-based compensation – options

The issue of further options under the Ventracor Option Plan has been suspended. Options have been granted in the past under option plans which were approved by shareholders. During and since the end of the financial year, no options were granted over the unissued ordinary shares of Ventracor Limited to any of the directors or the specified executives of the Company or the consolidated entity.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable and vesting date[1]
15 November 2001	30 November 2006	$0.77	$0.27	100% after 30 November 2002
15 November 2001	30 November 2006	$1.05	$0.20	100% after 30 November 2003
15 November 2001	30 November 2006	$1.40	$0.15	100% after 30 November 2005

[1]The grant of options made on 15 November 2001 was for a five year period, with 25% of options vesting in November 2002, 25% in November 2003 and the balance in November 2005 at exercise prices of $0.77, $1.05 and $1.40 respectively. The options are conditional on continued employment at the vesting date. No options vested during the 2005 financial year (2004: 1,242,500).

All employees and directors of the Company and its controlled entities were eligible to participate in the plans. Options were granted under the plans for no consideration. Under the plans the exercise price of options issued could not be less than 90% of the average market price of fully paid ordinary shares sold on the ASX during the last 5 days immediately preceding the offer.

Options granted under the plans carry no dividend or voting rights. When exercised, each option is convertible into one ordinary share.

Options provided as remuneration

The assessed fair value at grant date of options granted to directors and specified executives is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables below. Fair values at grant date are independently determined using the Black-Scholes option pricing model which takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Ventracor Limited has adopted the Australian Securities and Investment Commission Practice Note – *New Financial Reporting and Procedural Requirements*, and accordingly has calculated the attributable value of options for the year using the Black-Scholes option pricing model. The following key assumptions as at the date of issue have been adopted: risk-free rate of interest: 4.75%; volatility of share price: 40%; dividend yield: nil; expected life of options: period from grant date to expiry date.

There were no options granted during the financial year.

C. Equity instrument disclosures relating to directors and executives

Option holdings
The numbers of options over ordinary shares in the Company held during the financial year by each director of Ventracor Limited and each of the specified executives of the consolidated entity, including their personally-related entities are set out below.

Name	Balance at the start of the year	Granted during the year as remuneration	Exercised during the year	Lapsed during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Ventracor Limited						
John Massey	500,000	-	-	-	500,000	250,000
John Ward	300,000	-	-	-	300,000	150,000
Katherine Woodthorpe	300,000	-	-	-	300,000	150,000
Specified executives of the consolidated entity						
John Woodard	1,175,000	-	800,000	-	375,000	125,000
Peter Ayre	375,000	-	-	-	375,000	125,000

There are no options which are vested and unexercisable at the end of the year.

Share holdings
The numbers of shares in the Company held during the financial year by each director of Ventracor Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Received during the year on the exercise of options	Acquisitions (disposals) during the year	Balance at the end of the year
Directors of Ventracor Limited				
John Massey	707,500	-	-	707,500
Elizabeth Nosworthy	110,000	-	-	110,000
John Ward	43,916	-	-	43,916
Katherine Woodthorpe	275,000	-	-	275,000
Colin Sutton	50,000	-	-	50,000
Specified executives of the consolidated entity				
John Woodard	125,000	800,000	(725,000)	200,000
Peter Ayre	3,000	-	-	3,000
Douglas Watson Resigned 30 July 2004.	7,500	-	-	7,500
Victor Windeyer	460	-	-	460

D. Details of remuneration

Details of the remuneration of each director of Ventracor Limited and each of the specified executives of the consolidated entity are set out in the following tables.

Directors of Ventracor Limited:

2005	Primary			Post-employment	Equity		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Value of Conditional entitlements[1] $	Options[2] $	Total $
Executive director							
Colin Sutton – *Managing director*	412,843	99,000	-	37,156	287,686	-	836,685
Non-executive directors							
John Massey - *Chairman*	95,000	-	-	8,550	-	9,004	112,554
John Ward	55,000	-	-	4,950	-	5,402	65,352
Katherine Woodthorpe	50,000	-	-	4,500	-	5,402	59,902
Elizabeth Nosworthy	50,000	-	-	4,500	-	-	54,500
Ross Harricks [3]	31,250	-	-	2,813	-	-	34,063
Total	**694,093**	**99,000**	**-**	**62,469**	**287,686**	**19,808**	**1,163,056**

[1] The value ascribed to the current financial period in respect of this long-term incentive (conditional entitlements to unquoted shares granted pursuant to the Ventracor Executive Share Plan), has been determined in accordance with AASB 1046 by reference to the market price at grant date.
[2] Details in relation to the assessed fair value of options are provided above in section B of this note.
[3] Ross Harricks was appointed a director on 12 November 2004.

Total remuneration of directors of Ventracor Limited for the year ended 30 June 2004 is set out below.

2004	Primary			Post-employment		Equity[3]	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Retirement benefits $	Options[4] $	Total $
Executive director							
Michael Spooner [1] - *Managing director*	504,211	50,000	24,537	112,308	-	28,487	719,543
Colin Sutton [2] - *Managing director*	233,824	66,664	-	15,540	-	-	316,028
Non-executive directors							
John Massey	83,750	-	-	7,538	-	14,244	105,532
John Ward	43,750	-	-	3,938	-	8,546	56,234
Katherine Woodthorpe	42,500	-	-	3,825	-	8,546	54,871
Elizabeth Nosworthy	42,500	-	-	3,825	-	-	46,325
Total	**950,535**	**116,664**	**24,537**	**146,974**	**-**	**59,823**	**1,298,533**

[1] Michael Spooner resigned as Managing Director on 11 November 2003. The above payments includes termination payments totalling $450,000.
[2] Colin Sutton was appointed Managing Director on 11 November 2003.
[3] There were no conditional entitlements to shares in respect of this financial period.
[4] Details in relation to the assessed fair value of options are provided in section B of this note.

Specified executives of the consolidated entity:

2005	Primary			Post-employ Ment	Equity		
Name	**Cash salary and fees $**	**Cash bonus $**	**Non-monetary benefits $**	**Super-annuation $**	**Value of Conditional entitlements [1] $**	**Options[2] $**	**Total $**
John Woodard – *Chief Scientific Officer*	262,518	29,206	-	59,962	154,442	9,004	515,132
Peter Crosby - *Chief Operating Officer* [3]	159,137	79,570	1,404	21,484	-	-	261,595
Peter Ayre - *Advanced Product Development Manager*	140,614	15,675	14,000	14,583	79,290	9,004	273,166
Bernadette Kerrigan – *Legal Counsel and Company Secretary*	153,000	14,840	-	14,355	80,161	-	262,356
Vanio Calgaro – *Financial Controller*	137,615	13,088	-	12,888	72,102	-	235,693
Monica Hope - *Clinical Affairs Manager*	115,232	14,267	1,740	10,527	61,283	-	203,049
Victor Windeyer – *VentrAssist Programme Manager*	96,314	9,780	15,154	10,453	49,012	-	180,713
Douglas Watson [4] - *Production Manager*	19,445	-	-	1,022	-	-	20,467
Total	**1,083,875**	**176,426**	**32,298**	**145,274**	**496,290**	**18,008**	**1,952,171**

[1] The value ascribed to the current financial period in respect of this long-term incentive (conditional entitlements to unquoted shares granted pursuant to the Ventracor Executive Share Plan), has been determined in accordance with AASB 1046 by reference to the market price at grant date.
[2] Details in relation to the assessed fair value of options are provided in section B of this note.
[3] Appointed Chief Operating Officer of Ventracor Inc. on 24 January 2005.
[4] Resigned on 30 July 2004.

Total remuneration of specified executives for the year ended 30 June 2004 is set out below.

2004	Primary			Post-employment		Equity [6]	
Name	**Cash salary and fees $**	**Cash bonus $**	**Non-monetary benefits $**	**Super-annuation $**	**Retirement benefits $**	**Options $**	**Total $**
John Woodard	288,992	10,000	-	26,909	-	14,244	340,145
Peter Ayre	105,454	10,000	12,553	11,529	-	14,244	153,780
Bernadette Kerrigan	150,803	-	-	13,572	-	-	164,375
Douglas Watson [1]	123,854	10,000	-	12,047	-	-	145,901
Monica Hope [2]	93,361	5,000	-	8,852	-	-	107,213
Victor Windeyer [3]	55,281	-	-	4,975	-	-	60,256
Vanio Calgaro [4]	45,872	-	-	4,128	-	-	50,000
David Smullen [5]	64,985	-	-	5,849	-	-	70,834
Total	**928,602**	**35,000**	**12,553**	**87,861**	**-**	**28,488**	**1,092,504**

1 Resigned on 30 July 2004.
2 Commenced 1 September 2003
3 Commenced 17 November 2003
4 Commenced 1 March 2004
5 For the period from 1 July 2003 until his resignation on 28 November 2003
[6] There were no conditional entitlements to shares in respect of this financial period. The assessed fair value of options has been determined in accordance with details provide in section B above.

E. Service agreements

Remuneration and other terms of employment for the Managing Director are formalised in a service agreement. In addition to a total fixed remuneration package, it provides for a performance-related cash bonus, the reimbursement of properly incurred business expenditure, and participation in the Executive Share Plan.

Formalised service agreements have not been entered into with specified executives apart from John Woodard and Peter Crosby, as detailed below. All executives have entered into a Deed of Agreement (addressing issues of confidentiality and restraint of trade) in consideration of their ongoing employment, including participation in STI's and LTI's (as outlined above). Furthermore, all company officers, including executives, enter into a Deed of Indemnity in which the Company agrees to insure the officer against certain risks and to indemnify the officer in respect of certain liabilities incurred while acting as an officer of the Company.

Major provisions of the agreements relating to the remuneration are set out below.

Colin Sutton, *Managing Director and CEO*

- Term of agreement – Commencing 11 November 2003 until termination.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $450,000 to be reviewed annually by the remuneration committee.
- Bonus incentive scheme, based on annual performance criteria set by the Remuneration Committee, of up to a maximum of $120,000 per annum.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to six months base salary, inclusive of superannuation, plus a pro rata amount of any bonus payable under the Bonus incentive scheme and subject to Board approval, the value of any incentive share scheme.
- Participation in the long term equity incentive plan.

Peter Crosby, *Chief Operating Officer*

- Term of agreement – Commencing 24 January 2005 until termination.
- Base salary at the rate of US$275,000 per annum to be reviewed annually.
- Health insurance, disability and superannuation plan benefits are provided in addition to the base salary.
- Bonus incentive scheme of up to 50% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to twelve months base salary, plus a pro rata amount of any bonus payable under the Bonus Incentive Scheme.
- Participation in the long term equity incentive plan.

John Woodard, *Chief Scientific Officer*

- Term of agreement – Commencing 1 March 1999 until termination.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $321,300 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to nine months base salary, inclusive of superannuation.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Vanio Calgaro, *Financial Controller*

- Term of agreement – Commencing 1 March 2004 until termination
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $150,000 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to one months base salary.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Monica Hope, *Manager – Clinical Affairs*

- Term of agreement – Commencing 1 September 2003 until termination.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $127,500 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to one months base salary.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Peter Ayre, *Manager - Advanced Product Development*

- Term of agreement – Commencing 21 October 1999 until termination.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $165,000 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to two months base salary, inclusive of superannuation.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Bernadette Kerrigan, *Legal Counsel and Company Secretary*

- Term of agreement – Commencing 5 May 2003 until termination.
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $166,770 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to one month's base salary, inclusive of superannuation.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Victor Windeyer, *Manager – VentrAssist™ Programme*

- Term of agreement – Commencing 17 November 2003 until termination
- Base salary, inclusive of superannuation, for the year ended 30 June 2005 of $120,000 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to one months base salary.
- Bonus incentive scheme of up to 10% of total remuneration based on the attainment of agreed corporate, departmental and individual milestones.

Douglas Watson, *Manager – Manufacturing*

- Agreement terminated on resignation on 30 July 2004
- Base salary, inclusive of superannuation, for the period ended 30 July 2005 of $148,500.

19. AUDITORS' REMUNERATION

	Consolidated		Parent Entity	
	2005 $	2004 $	2005 $	2004 $
Ventracor's auditor and its related practices earned the following remuneration:				
Audit or review of financial reports of the entity	61,717	51,364	61,717	51,364
Other audit-related work	-	22,104	-	22,104
Taxation compliance				
- Year end 2003	-	11,500	-	11,500
- Year end 2004	-	13,200	-	13,200
- Year end 2005	16,000	-	16,000	-
Other taxation services	29,700	14,500	29,700	14,500
Total remuneration	107,417	112,668	107,417	112,668

It is the Ventracor's policy not to engage its external auditors for any project that would put the firm in a position of auditing its own work or that would otherwise be inappropriate for a firm to exercise fully objective and impartial judgement. Any proposal to engage the Company's external auditors for non-audit services requires pre-approval by the Audit Risk and Compliance Committee where the fees are expected to exceed $10,000.

20. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

Contingent asset

ARC Grant

The Australian Research Council has advised that Ventracor has been awarded two collaborative grants to the value of $1,227,000. The grants allow Ventracor to further its clinical research and product development in partnership with the University of New South Wales and University of Technology, Sydney.

The grant with the University of New South Wales will assist in funding research into physiological control of the LVAD and is valued at $787,000 over four years. The grant with the University of Technology Sydney will assist in funding research into a Transcutaneous Energy Transmission System (TETS) and is valued at $440,000 over two years. Ventracor has agreed to make cash and in-kind contributions of up to $1,700,000 under both grants.

A contingent asset has not been recognised as at 30 June 2005 as contributions by the ARC are dependent upon adequate progress as determined by an annual milestone based review. Liabilities in relation to Ventracor's cash and in-kind contributions are recognized as incurred.

Contingent liabilities
The detail and estimated maximum amounts of contingent liabilities that may become payable are set out below. The directors are not aware of any circumstance or information which would lead them to believe that these liabilities would crystallise and consequently, no provisions are included in the financial statements in respect of these matters

START Grant
In a previous financial period, the parent entity received a START Grant from the Industry Research and Development Board totalling $3,880,000. As part of the START grant standard agreement, under certain circumstances the grant, together with interest, may be repayable. These circumstances include the project not being commercialised within its prescribed timeframe, the Company breaching the agreement or an insolvency event occurring. The directors consider these circumstances unlikely

Total grants received in the financial year to 30 June 2005 were $nil (2004: $Nil).

Guarantees
The parent entity has obtained a bank guarantee in respect of its rental obligations in the amount of $135,600.

Heartware Litigation
VentrAssist Pty Ltd (a wholly owned subsidiary of Ventracor Ltd) and the University of Technology Sydney have commenced legal proceedings against US-based Heartware Inc, ("Heartware") a company which, based on professional advice, is considered to be infringing two of the consolidated entity's US-registered patents. This litigation was commenced to protect the valuable intellectual property portfolio relating to the VentrAssist™ left ventricular assist system. Based on the consolidated entity's best available legal advice, it is not considered possible to reliably estimate the outcome of the ongoing dispute with Heartware and therefore it is not possible to determine the likely financial impact of the litigation. Accordingly, no provision for any liability which may arise from the Heartware dispute has been made in the financial statements.

21. COMMITMENTS FOR EXPENDITURE	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
Operating Leases				
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	554	490	529	490
Later than one year but not later than 5 years	1,044	1,430	1,030	1,430
Commitments not recognised in the financial Statements	1,598	1,920	1,559	1,920
Capital commitments				
Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	2,348	1,184	2,348	1,184

22. EMPLOYEE BENEFITS

	Consolidated 2005	Consolidated 2004	Parent Entity 2005	Parent Entity 2004
(a) Employee benefits and related on-costs liabilities				
- Included in payables (note 12)	130	116	122	116
- Included in provisions (note 13)	620	488	620	488
Aggregate employee benefit and related on-cost liabilities	750	604	742	604

(b) Employee numbers	Consolidated 2005 Number	Consolidated 2004 Number	Parent Entity 2005 Number	Parent Entity 2004 Number
- Average number of employees during the financial year	112	96	110	96

As explained in note 1(s)(ii), amounts for long service leave that are expected to be settled more than 12 months from the reporting date are measured at their present values.

(c) Ventracor Option Plans

Details in relation to approved option plans are provided in the Directors' Report and at note 18.

Set out below are summaries of options granted under the plans.

Grant date	Expiry date	Exercise price	Balance at start of the year Number	Issued during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number
Consolidated and parent entity – Financial Year 2005							
11 Feb 00	31 Oct 04	$0.93	1,275,000	-	1,275,000	-	-
15 Nov 01	30 Nov 06	$0.77	547,500	-	125,000	-	422,500
15 Nov 01	30 Nov 06	$1.05	960,000	-	132,500	-	827,500
15 Nov 01	30 Nov 06	$1.40	1,920,000	-	-	265,000	1,655,000
			4,702,500	-	1,532,500	265,000	2,905,000
Consolidated and parent entity – Financial Year 2004							
11 Feb 00	31 Oct 04	$0.93	1,475,000	-	200,000	-	1,275,000
15 Nov 01	30 Nov 06	$0.77	1,000,000	-	452,500	-	547,500
15 Nov 01	30 Nov 06	$1.05	1,250,000	-	282,500	7,500	960,000
15 Nov 01	30 Nov 06	$1.40	2,500,000	-	-	580,000	1,920,000
Total			6,225,000	-	935,000	587,500	4,702,500

The market value of the parent entity's shares as at the end of the year was $1.35 (2004: $1.40). The volume weighted average price over the 5 days immediately prior to the end of the year was $1.40 (2004: $1.46). If all options outstanding at 30 June 2005 were exercised, they would represent 1.5% (2004: 2.4%) of total ordinary shares.

Ventracor recognises proceeds received as contributed equity upon exercise of options. No remuneration expense has been recognised at the time of granting options.

(d) Options exercised during the financial year and number of shares issued to employees on the exercise of options

		Consolidated		Parent entity	
Exercise date	**Fair value of shares at issue date[1]**	**Financial Year 2005 Number**	**Financial Year 2004 Number**	**Financial Year 2005 Number**	**Financial Year 2004 Number**
25 July 2003	$1.76		15,000		15,000
7 August 2003	$1.78		7,500		7,500
22 September 2003	$2.65		132,500		132,500
26 September 2003	$2.67		47,500		47,500
12 December 2003	$1.97		25,000		25,000
22 December 2003	$2.16		200,000		200,000
17 February 2004	$1.79		7,500		7,500
31 May 2004	$1.40		500,000		500,000
11 August 2004	$1.70	14,458	-	14,458	-
12 August 2004	$1.69	26,269	-	26,269	-
16 August 2004	$1.69	21,311	-	21,311	-
17 August 2004	$1.70	74,528	-	74,528	-
18 August 2004	$1.69	31,042	-	31,042	-
20 August 2004	$1.65	9,005	-	9,005	-
23 August 2004	$1.67	43,969	-	43,969	-
24 August 2004	$1.69	229,418	-	229,418	-
20 September 2004	$1.77	100,000	-	100,000	-
29 September 2004	$1.65	207,500	-	207,500	-
5 October 2004	$1.65	200,000	-	200,000	-
26 October 2004	$1.59	100,000	-	100,000	-
27 October 2004	$1.58	400,000	-	400,000	-
28 October 2004	$1.57	75,000	-	75,000	-
		1,532,500	935,000	1,532,500	935,000

[1]The fair value of shares issued on the exercise of options is the weighted average price at which the Company's shares were traded on the Australian Stock Exchange on the day prior to the exercise of the options. The actual exercise prices are set out at Note 22(c).

	Consolidated		Parent entity	
	2005 Number	**2004 Number**	**2005 Number**	**2004 Number**
(e) Options vested at the reporting date	1,250,000	2,782,500	1,250,000	2,782,500
	$'000	**$'000**	**$'000**	**$'000**
(f) Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	1,425	831	1,425	831
(g) Market value of shares issued to employees on the exercise of options as at their issue date	2,518	1,712	2,518	1,712

(h) Employee Share Plan

Ventracor has implemented a general purpose employee share plan as approved by shareholders in October 2004. The features of this plan are detailed below:

- An employee must have completed one year continuous service before being eligible to participate in the plan;
- An employee is ineligible to participate in the plan whilst he or she is participating in the executive share plan;
- Eligible employees are entitled to an annual grant of shares to the value of up to 5% of an employee's annual salary, excluding bonuses, at the discretion of the Board;

- Shares granted under the plan are subject to a "holding lock" for a period of one year from grant of the shares;
- Shares are granted at no cost to the employee; and
- There are no performance hurdles.

The first offer was made in January 2005 and details of unissued ordinary shares (subject to the "holding lock") as at 30 June 2005 under the plan are as follows:

No. of eligible employees	Date of grant	Grant Price	No. shares granted	Market Value on grant
41	25 January 2005	$1.59	77,500	$123,225

The closing price of Ventracor shares as at 30 June 2005 was $1.35

23. RELATED PARTIES

Directors and specified executives
Disclosures relating to directors and specified executives are set out in note 18.

Wholly – Owned Group
Ventracor Limited is the ultimate parent entity in the wholly-owned group comprising the Company and its wholly-owned controlled entities. Ownership interests in these controlled entities are set out in note 24.

Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned group are disclosed at note 3. Transactions between Ventracor Limited and other entities in the wholly-owned group during the years ended 30 June 2005 and 2004 are reflected in amounts receivable from wholly-owned controlled entities (refer note 9).

Transactions between Ventracor Limited and other entities in the wholly-owned group during the year ended 30 June 2005 consisted of:

(a) Loans advanced by and repaid to Ventracor Limited;
(b) The payment of interest on the above loans; and
(c) The transfer of inventory to overseas wholly owned subsidiaries.

The above transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of principal on loans advanced by Ventracor Limited. The average interest rate charged on the loans during the year was 11.70% (2004: - Nil).

There have been no transactions during the financial year which have arisen between any of the entities in wholly-owned group as resulting from the election to form a tax consolidation group.

24. INVESTMENTS IN CONTROLLED ENTITIES

		Carrying Value of Investment	
Name of Entity	Country of Incorporation	2005 $	2004 $
Ventrassist Pty. Ltd.	Australia	2	2
Micromedical Industries Pty. Ltd	Australia	2	2
Ventracor (UK) Ltd	UK	2	-
Ventracor Inc	USA	1,904	-
Micromedical Systems Inc	USA	2	2
		1,912	6

All controlled entities are 100% owned directly by Ventracor Limited. All share capital consists of ordinary shares.

25. EVENTS OCCURRING AFTER REPORTING DATE

On 2 August 2005, Heartware Ltd ("Heartware") announced that it had filed counterclaims to the patent infringement action brought against it by VentrAssist Pty Limited and the University of Technology, Sydney. The counterclaims include seeking damages and costs. Ventracor's position was endorsed by a U.S Court which has refused to dismiss the patent infringement claims. Based on the consolidated entity's best available legal advice, it is not considered possible to reliably estimate the outcome of the ongoing dispute with Heartware and therefore it is not possible to determine the likely financial impact of the litigation. Accordingly, no provision for any liability which may arise from the Heartware dispute has been made in the financial statements.

Since 30 June 2005, no other matter or circumstance has arisen that has significantly affected or may affect:

a) the consolidated entity's operations in future financial years, or
b) the results of the operations in future financial years, or
c) the consolidated entity's state of affairs in future financial years.

26. NOTES TO STATEMENTS OF CASH FLOWS

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent Entity 2005 $'000	Parent Entity 2004 $'000
a. Reconciliation of Cash				
Cash at bank and on hand	250	25	143	25
Cash deposits and bank bills	32,697	60,769	32,697	60,769
Cash at the end of the financial year as per statements of cash flows	32,947	60,794	32,840	60,794
b. Reconciliation of Net Loss to Net Cash Outflow from Operating Activities				
Net loss	(26,637)	(15,899)	(24,555)	(15,593)
Sundry income	-	-	(1,020)	-
Depreciation and amortization	1,546	621	1,546	621
Net loss on disposal of plant and equipment	1	122	1	122
Write down of amount owed to controlled entity	-	-	-	(188)
Changes in operating assets and liabilities				
(Increase)/decrease in:				
Receivables	(104)	(151)	1	(269)
Other assets	(47)	(129)	92	(129)
Increase/(decrease) in:				
Reserves	19	-	-	-
Payables	575	405	466	405
Employee entitlements	133	131	133	131
Net cash outflow from operating activities	(24,514)	(14,900)	(23,336)	(14,900)

27. EARNINGS PER SHARE

	Consolidated 2005	Consolidated 2004
Basic earnings per share (loss) – cents	(13.7)	(8.6)
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	194,519,443	185,179,303
Diluted earnings per share (loss) – cents	(13.7)	(8.6)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	194,519,443	185,179,303

Information concerning earnings per share

Earnings for the purpose of the calculation of basic earnings per share and diluted earnings per share is the net loss.

Options granted are treated as ordinary shares for determining diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to options are set out in note 22.

28. IMPACTS OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. These Australian equivalents to IFRS are referred to hereafter as AIFRS. The adoption of AIFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The consolidated entity has established a project team to manage the transition to AIFRS, including training of staff and system and internal control changes necessary to gather all the required financial information. The project team is led by the Financial Controller and reports to the Audit Risk and Compliance Committee. The project team has prepared a detailed timetable for managing the transition and is currently on schedule.

The project team has analysed all of the AIFRS and has identified the accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1 - First-time Adoption of Australian Equivalents to International Financial Reporting Standards. These choices have been analysed to determine the most appropriate accounting policy for the consolidated entity.

The known or reliably estimable impacts on the financial report for the year ended 30 June 2005 had it been prepared using AIFRS are set out on the following pages. The expected financial effects of adopting AIFRS are shown for each line item in the statements of financial performance and statements of financial position, with descriptions of the differences. No material impacts are expected in relation to the statements of cash flows.

Although the adjustments disclosed in this note are based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, these may change. For example amended or additional standards or interpretations may be issued by the AASB and the IASB. Therefore, until the company prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

Impact on the statements of financial performance

		Consolidated			Parent Entity		
	Notes	Existing GAAP $'000	Effect of Change $'000	AIFRS $'000	Existing GAAP $'000	Effect of Change $'000	AIFRS $'000
Revenues from ordinary activities	d,e	2,719	(53)	2,666	3,609	(73)	3,536
Other Income	e	-	52	52	-	72	72
Other expenses from ordinary activities							
Research and development	b	(5,820)	(376)	(6,196)	(5,820)	(376)	(6,196)
Manufacturing engineering	b	(2,492)	(70)	(2,562)	(2,492)	(70)	(2,562)
Production and quality assurance	b	(11,309)	(139)	(11,448)	(11,309)	(139)	(11,448)
Regulatory and clinical affairs	b	(2,665)	(145)	(2,810)	(2,574)	(145)	(2,719)
Marketing and clinical support	b	(2,282)	(115)	(2,397)	(1,741)	(115)	(1,856)
Management and administration	b,d	(4,788)	(828)	(5,616)	(4,228)	(828)	(5,056)
Loss from ordinary activities before related income tax expense		(26,637)	(1,674)	(28,311)	(24,555)	(1,674)	(26,229)
Income tax expense	a	-	-	-	-	-	-
Net loss		(26,637)	(1,674)	(28,311)	(24,555)	(1,674)	(26,229)
Net loss attributable to members of Ventracor Limited after related income tax expense		(26,637)	(1,674)	(28,311)	(24,555)	(1,674)	(26,229)
Net increase in share-based payments reserve	b	-	1,674	1,674	-	1,674	1,674
Total expense adjustments attributable to members of Ventracor Limited recognised directly in equity		-	1,674	1,674	-	1,674	1,674
Total changes in equity attributable to members of Ventracor Limited other than those resulting from transactions with owners as owners		(26,637)	-	(26,637)	(24,555)	-	(24,555)

	Cents	Cents	Cents
Basic earnings per share (loss)	(13.7)	(0.9)	(14.6)
Diluted earnings per share (loss)	(13.7)	(0.9)	(14.6)

Impact on the statements of financial position

	Notes	Consolidated Existing GAAP $'000	Consolidated Effect of Change $'000	Consolidated AIFRS $'000	Parent Entity Existing GAAP $'000	Parent Entity Effect of Change $'000	Parent Entity AIFRS $'000
CURRENT ASSETS							
Cash assets		32,947	-	32,947	32,840	-	32,840
Receivables		324	-	324	229	-	229
Other		276	-	276	276	-	276
Total Current Assets		33,547	-	33,547	33,345	-	33,345
NON-CURRENT ASSETS							
Receivables		-	-	-	2,302	-	2,302
Property, plant and equipment		7,576	-	7,576	7,547	-	7,547
Shares in subsidiaries		-	-	-	2	-	2
Total Non-Current Assets		7,576	-	7,576	9,851	-	9,851
Total Assets		41,123	-	41,123	43,196	-	43,196
CURRENT LIABILITIES							
Payables		2,202	-	2,202	2,094	-	2,094
Provisions		522	-	522	522	-	522
Total Current Liabilities		2,724	-	2,724	2,616	-	2,616
NON-CURRENT LIABILITIES							
Provisions		98	-	98	98	-	98
Total Non-Current Liabilities		98	-	98	98	-	98
Total Liabilities		2,822	-	2,822	2,714	-	2,714
NET ASSETS		38,301	-	38,301	40,482	-	40,482
EQUITY							
Contributed equity		123,047	-	123,047	123,047	-	123,047
Reserves	b,	19	1,674	1,693	-	1,674	1,674
Accumulated losses	a,b	(84,765)	(1,674)	(86,439)	(82,565)	(1,674)	(84,239)
TOTAL EQUITY		38,301	-	38,301	40,482	-	40,482

Notes explaining the impacts on the statements of financial performance and statements of financial position

(a) Income Tax

Under AASB 112 *Income Taxes*, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current deferred taxes cannot be recognised directly in equity.

No adjustments would have resulted to either the statement of financial performance or the statement of financial position had the policy required by AASB 112 been applied during the year ended 30 June 2005 as both the parent entity and the consolidated entity have incurred carry forward tax losses.

(b) Equity-based compensation benefits

Under AASB 2 *Share-based payment*, from 1 July 2004 the group is required to recognise an employee benefits expense for those shares which were issued to employees under the Ventracor Employee Share Plan, and to executives under the Ventracor Executive Share Plan.

This will result in a change to the current accounting policy under which no expense is recognised for equity-based compensation.

If the policy required by AASB 2 had been applied during the year ended 30 June 2005, consolidated and parent entity accumulated losses as 30 June 2005 would have risen by $1,674,000, with a corresponding increase in the share-based payment reserve. For the year ended 30 June 2005, the consolidated and parent entity employee benefits expense would have risen by $1,674,000, with a corresponding increase in the net movement in the share-based payment reserve.

(c) Financial instruments

The group will be taking advantage of the exemption available under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* only from 1 July 2005. This allows the group to apply previous Australian generally accepted accounting principles (Australian GAAP) to the comparative information of financial instruments within the scope of AASB 132 and AASB 139 for the 30 June 2006 financial report.

Under AASB 132, the current classification of financial instruments issued by entities in the consolidated entity would not change.

(i) Classification and measurement of financial assets and liabilities

Under AASB 139, financial assets held by entities in the consolidated entity will be classified as either at fair value through profit and loss, held-to-maturity, available for sale or loans and receivables and, depending upon classification, measured at fair value or amortised cost.

Under AASB 139, investments in non-traded equity securities will be classified as available for sale and measured at fair value, with changes in fair value recognised directly in equity until the underlying asset is derecognised. The classification of loans and receivables and financial liabilities will remain unchanged. Measurement of these instruments will initially be at fair value with subsequent measurement at amortised cost, using the effective interest rate method.

This will result in a change to the current accounting policy, under which financial assets are carried at the lower of cost and recoverable amount, with changes recognised in profit or loss.

As a result of the application of the exemption referred to above, there would have been no adjustment to classification or measurement of financial assets or liabilities from the application of AIFRS during the year ended 30 June 2005. Changes in classification and measurement will be recognised from 1 July 2005.

(ii) Cash flow hedges

Under AASB 139, foreign exchange contracts held for hedging purposes will be accounted for as cash flow hedges. Changes in the fair value of those contracts will be recognised directly in equity until the hedged transaction occurs, in which case the amounts recognised in equity will be included in the initial cost of the assets acquired.

This will result in a change to the current accounting policy, under which the costs or gains arising under contracts together with any realised or unrealised gains from measurement are included in assets or liabilities as deferred losses or deferred gains.

As a result of the application of the exemption referred to above, there would have been no adjustment to classification or measurement of cash flow hedges from the application of AIFRS during the year ended 30 June 2005. Changes in classification and measurement will be recognised from 1 July 2005.

(d) Revenue disclosures in relation to the sale of non-current assets

Under AIFRS, the revenue recognised in relation to the sale of non-current assets is the net gain on sale. This is in contrast to the current Australian GAAP treatment under which the gross proceeds from the sale are recognised as revenue and the carrying amount of the assets sold is recognised as an expense. The net impact on the profit and loss of this difference is nil.

If the policy required under AIFRS had been applied during the year ended 30 June 2005, the consolidated revenue from ordinary activities would have been $1,000 lower (parent entity $1,000 lower), and the carrying amount of non-current assets sold disclosed as an expense in the statement of financial performance would also have been $1,000 lower (for the consolidated and parent entities).

(e) Reclassification of other income

Under AIFRS, foreign exchange gains are classified as other income. This is in contrast to the current Australian GAAP treatment under which such items are classified as revenue.

If the policy required under IFRS had been applied during the year ended 30 June 2005, the consolidated revenue from ordinary activities would have been $52,000 lower (parent entity $72,000 lower) and consolidated other income would have been $52,000 higher (parent entity $72,000 higher).

DIRECTORS' DECLARATION

In the directors' opinion:

(a) the accompanying financial statements and notes are in accordance with the Corporations Act 2001, including :

   (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

   (ii) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the chief executive officer and financial controller required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

John C Massey
Chairman
Sydney, NSW
16 August, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Ventracor Limited

Audit opinion

In our opinion, the financial report of Ventracor Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Ventracor Limited and the Ventracor Group (defined below) as at 30 June 2005, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Ventracor Limited and the Ventracor Group (the consolidated entity), for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the

PRICEWATERHOUSECOOPERS

company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Michelle Chiang

MW Chiang
Partner

Sydney
16 August 2005